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TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT
TABLE OF CONTENTS 2

Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-225174

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 6, 2018)

6,000,000 Shares

THE DESCARTES SYSTEMS GROUP INC.

Common Shares

We are offering 6,000,000 Common Shares (the "Offered Shares") of The Descartes Systems Group Inc. (the "Offering").

Our outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "DSG" and listed on the Nasdaq Global Select Market ("Nasdaq") under the symbol "DSGX". On June 4, 2019, the last reported sales price of our Common Shares on the TSX was C$52.23 per Common Share and on Nasdaq was US$39.00 per Common Share.

William Blair & Company, L.L.C. is not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell Offered Shares outside of Canada.

An investment in our Common Shares involves significant risks. See "Risk Factors" beginning on page S-16 of this Prospectus Supplement and page 10 of the accompanying Prospectus.

	Price to the Public		Underwriters' Fee[3]		Proceeds to Descartes[1]
Per Offered Share	US$	35.50	US$	1.15375	US$	34.34625
Total[2]	US$	213,000,000	US$	6,922,500	US$	206,077,500

1
Before deducting expenses of the Offering, estimated to be approximately US$0.7 million, which, together with the Underwriters' fee, will be paid from proceeds of the Offering.

2
We have granted to the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part, at the sole discretion of the Underwriters, at any time not later than the 30th day after the date of this Prospectus Supplement, to purchase from us up to 900,000 additional Common Shares ("Additional Shares").

3
See "Underwriting (Conflicts of Interest)" for a description of compensation payable to the Underwriters.

We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States.

You should be aware that the acquisition of Offered Shares may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States may not be described fully herein. You should read the tax discussion in this Prospectus Supplement and you should consult your tax adviser prior to making any investment in the Offered Shares.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are a corporation existing under the federal laws of Canada, some of our officers and directors and some of the experts named in this Prospectus Supplement are residents of Canada, and a majority of our assets and the assets of those officers, directors and experts are located outside of the United States.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state or Canadian securities regulator passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Base Shelf Prospectus. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the Offered Shares to purchasers on or about June 10, 2019.

Barclays	RBC Capital Markets

Scotiabank

BMO Capital Markets	CIBC Capital Markets	GMP Securities L.P.	Raymond James Ltd.	William Blair

Canaccord Genuity	TD Securities Inc.

Prospectus Supplement dated June 5, 2019

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE BASE SHELF PROSPECTUS

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares and also adds to and updates information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference in the Base Shelf Prospectus for the purposes of the distribution of the securities to which this Prospectus Supplement pertains. The second part, the accompanying Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares. We refer to the "Prospectus" as this Prospectus Supplement, together with the accompanying Base Shelf Prospectus and each document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus for the purposes of the distribution of the securities to which this Prospectus Supplement pertains.

        You should rely only on the information contained in the Prospectus. Neither we nor the Underwriters have authorized anyone to provide you with different or additional information. If the description of the Offered Shares varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely on the information in this Prospectus Supplement. If anyone provides you with any additional, different or inconsistent information, you should not rely on it. Neither we nor the Underwriters are making an offer of the Offered Shares in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in the Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the accompanying Base Shelf Prospectus and information incorporated by reference in the Base Shelf Prospectus for the purposes of the distribution of the securities to which this Prospectus Supplement pertains. Before investing, you should read both this Prospectus Supplement and the accompanying Base Shelf Prospectus together with the additional information about us to which we refer you in the section of this Prospectus Supplement entitled "Documents Incorporated by Reference" and "Where to Find More Information".

        In this Prospectus Supplement, unless the context otherwise requires, the terms "Descartes", the "Company", "we", "our" and "us" refer to The Descartes Systems Group Inc. and its consolidated subsidiaries. The consolidated financial statements incorporated by reference in the Base Shelf Prospectus and the summary consolidated financial data derived therefrom included in this Prospectus Supplement, are presented in U.S. dollars, our functional currency. The combined financial statements of Visual Compliance (as defined below), which are included in the business acquisition report incorporated by reference into this Prospectus Supplement are presented in Canadian dollars. In this Prospectus Supplement, references to "US$" or "$" are to U.S. dollars and references to "C$" are to Canadian dollars. For June 4, 2019, the daily average rate reported by the Bank of Canada was US$1.00 per C$1.3414.

        Our consolidated financial statements incorporated by reference in the Base Shelf Prospectus and the summary consolidated financial data derived therefrom included in this Prospectus Supplement have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The combined financial statements of Visual Compliance which are included in the business acquisition report incorporated by reference in the Base Shelf Prospectus have also been prepared in accordance with GAAP. Accordingly, the presentation of such consolidated and combined financial statements may vary in a material way from consolidated and combined financial statements (as the case may be) prepared in accordance with International Financial Reporting Standards.

 CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

        Certain statements contained in the Prospectus are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and contain forward-looking information within the meaning of applicable Canadian securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting our securityholders in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in the Prospectus, the words "may", "would", "could", "will", "intend", "continue", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", "shall be", and similar expressions, as they relate to Descartes, are intended to identify forward-looking statements. Specific forward-looking statements in the Prospectus include, but are not limited to: the anticipated use of net proceeds from the Offering or other transactions; the expansion of the Credit Facility (as defined herein); our expectations concerning future revenues and earnings, including potential variances from period to period; our expectations regarding the cyclical nature of our business; our expected mix of revenues and potential variances from period to period; our plans to focus on generating services revenues but to continue to allow customers to elect to license technology in lieu of subscribing to services; our expectations regarding decreases in revenues and losses of customers; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; the planned allocation of purchase prices for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangible assets and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; our dividend policy; the sufficiency of capital to meet working capital, capital expenditures, debt repayment requirements and our anticipated growth strategy; our ability to raise capital; our adoption of certain accounting standards and the expected impact thereof; statements relating to business trends; the basis for any future growth and for our financial performance; the changing regulatory environment and its impact on our business; potential loss of recurring revenues; research and development and related expenditures; product and solution developments, enhancements and releases and the timing thereof; our building, development and consolidation of our network infrastructure; competition and changes in the competitive landscape; our management and protection of intellectual property and other proprietary rights; and foreign sales and exchange rate fluctuations.

        The forward-looking statements contained in the Prospectus are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; our continued operation of a secure and reliable business network; the continued availability of the data and content that is utilized in the delivery of services made available over our network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide us with access to capital; our continued ability to identify and source attractive and executable business combination opportunities; our ability to develop solutions that keep pace with the continuing changes in technology; and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond our ability to control or predict, that may cause our actual results, performance or achievements, or developments in our business or in our industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors, some of which are beyond our control, which could cause results to differ materially from those expressed in the forward-looking statements and information contained in the Prospectus include but are not limited to:

  •
  difficulties identifying, integrating, maintaining or growing our acquired businesses;

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  failure to identify certain risks in connection with investments in acquisitions and other business initiatives;

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  system or network failures, information security breaches or other cyber-security threats in connection with our services and products;

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  cancellation of existing customer contracts, failure to renew and/or purchase additional services and products, or failure to attract new customers;

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  failure to continue to innovate and to create new solutions and enhancements to our existing products;

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  disruptions in the movement of freight;

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  increased competition and our inability to compete;

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  failure to attract and retain key personnel to develop and effectively manage our business;

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  general economic conditions that may affect our results of operations and financial condition;

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  changes in government filing or screening requirements for global trade;

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  emergence or increased adoption of alternative sources for trade data;

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  inability to raise capital at all or on not unfavorable terms in the future;

  •
  changes in the value of the U.S. dollar against the currencies of other countries where we transact business;

  •
  potential exposure to greater than anticipated tax liabilities or expenses;

  •
  changes to earnings resulting from past acquisitions;

  •
  increase in exposure to international business risks as we continue to increase our international operations;

  •
  increases in fuel prices and other transportation costs that may have an adverse effect on the businesses of our customers resulting in them spending less money with us;

  •
  failure to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business;

  •
  potential litigation or dispute resolution;

  •
  failure to secure and protect patents, trademarks and other proprietary rights;

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  interruptions in the supply of equipment from certain key vendors;

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  environmental impacts resulting in environmental taxes, charges, regulatory schemes, assessments or penalties;

  •
  the general cyclical and seasonal nature of the freight market;

  •
  inability to generate broad market acceptance of our services, products and pricing;

  •
  infringement or other violation of third-party proprietary rights triggering indemnification obligations and resulting in significant expenses or restrictions on our ability to provide our products or services;

  •
  difficulties in predicting our results of operations and failure to meet investment community expectations;

  •
  failure to comply with privacy laws and regulations that are extensive, open to various interpretations and complex to implement;

  •
  the volatility of the price of our Common Shares;

  •
  fair value assessments of our intangible assets required by GAAP leading to significant non-cash charges associated with intangible asset impairment;

  •
  potential goodwill impairment as a result of decrease in Common Share price to a level such that the fair value of our net assets is less than the carrying value of our net assets;

  •
  substantial accumulated deficit and the risk of incurring more losses in the future;

  •
  downward pressure on our share price and dilutive effect of future sales or issuances of equity securities;

  •
  lack of current intention to pay any cash dividends on our Common Shares in the foreseeable future;

  •
  discretion in use of proceeds; and

  •
  future sales of Common Shares by our existing shareholders causing downward pressure on our share price.

        This is not an exhaustive list of the factors that may affect any of our forward-looking statements. Some of these and other factors are discussed in more detail in the section entitled "Certain Factors That May Affect Future Results" in our interim management's discussion and analysis for the three months ended April 30, 2019 and "Risk Factors" in this Prospectus Supplement. You should carefully consider these and other factors.

        The forward-looking statements contained in the Prospectus represent our views only as of the date such statements were made. They are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. There can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. We do not undertake to update any forward-looking statements, except to the extent required by applicable securities laws. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.

 MARKETING MATERIALS

        Before filing this Prospectus Supplement, we and the Underwriters held roadshows that potential investors in the United States and in each of the provinces of Canada, other than Quebec, were able to attend. We and the Underwriters provided marketing materials to those potential investors in connection with those roadshows.

        We and the Underwriters are relying on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those roadshows on the System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com or include or incorporate by reference those marketing materials in this Prospectus Supplement. To rely on this exemption, we and the Underwriters must give a contractual right to Canadian investors in the event the marketing materials contain a misrepresentation.

        Accordingly, we and the Underwriters signing the certificate contained in this Prospectus Supplement have agreed that in the event the marketing materials relating to the roadshows described above contain a misrepresentation (as defined in securities legislation in each of the provinces of Canada, other than Quebec), a purchaser resident in a province of Canada, other than Quebec, who was provided with those marketing materials in connection with the roadshows and who purchases the securities under the Prospectus during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against us and each Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in the Prospectus.

        However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the roadshows have been modified or superseded by a statement in this Prospectus Supplement, and (ii) to any "comparables" (as such term is defined in National Instrument 41-101—General Prospectus Requirements ("NI 41-101")) in the marketing materials provided in accordance with applicable securities legislation.

NON-GAAP FINANCIAL MEASURES

        The Prospectus contains references to Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, which are not measures under GAAP and which are provided as a complement to financial results presented in accordance with GAAP. We believe that our current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, obtained from dividing Adjusted EBITDA for a period by revenues for the corresponding period. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP, see "Summary—Summary Consolidated Financial Data" in this Prospectus Supplement. See also "Summary—Baseline Calibration" in this Prospectus Supplement.

        Management considers these non-operating expenses to be outside the scope of our ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted

EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2018 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

SUMMARY

        This summary highlights certain information contained in the Prospectus and may not contain all the information that may be important to you. You should read the entire Prospectus, including (i) the sections entitled "Risk Factors" in this Prospectus Supplement and the Base Shelf Prospectus, (ii) the sections entitled "Certain Factors That May Affect Future Results" in certain documents incorporated by reference, and (iii) the consolidated financial statements and related notes, before making an investment decision.

 The Descartes Systems Group Inc.

        We bring together networks, applications, global trade content, and collaborative multi-modal logistics communities in ways that improve the productivity, performance and security of logistics and supply chain operations. Customers use our modular, cloud-based and data content solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and analyze global trade data; research and perform trade tariff and duty calculations; file customs and security documents for imports and exports; comply with trade regulations and restrictions; and complete numerous other logistics processes. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. We also occasionally act as a reseller of hardware devices from third party suppliers which are used by our customers in connection with their transportation and logistics operations and which provide data that may be relevant to our cloud-based solutions. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders, freight brokers, and customs brokers) and manufacturers, retailers, distributors, and business service providers. For these organizations, logistics is either a key or a defining part of their own product or service offering, or for which our solutions can provide an opportunity to reduce costs, improve service levels or support growth by optimizing the use of assets and information.

        As of April 30, 2019, we had over 20,000 customers, including the following industry leaders:

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  Air: Virgin Atlantic, Delta, American Airlines, Air Canada, British Airways and Etihad Airways;

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  Ocean: Maersk, CMA CGM, MOL, Hapag-Lloyd and MSC;

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  Truck: Con-way, Schneider National, Estes, England Logistics and Day & Ross;

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  Intermediaries: DHL, Kuehne + Nagel, Panalpina, DB Schenker and CH Robinson;

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  Retailers: CVS Pharmacy, The Home Depot, John Lewis Partnership, Best Buy, Hallmark, Jumbo Supermarkten and Wayfair;

  •
  Manufacturers: BASF, Coca-Cola, JVC Kenwood, SAB Miller, Del Monte, Volvo and Mondelēz International; and

  •
  Distributers: Core-Mark, Ferrellgas, Don, SRS Distribution and Deli XL.

        Our customers use our solutions to improve their performance in a variety of ways. For example, The Home Depot leverages our Advanced Home Delivery Solution for real-time delivery route optimization and execution and mobile applications. DHL leverages our real-time route optimization and messaging solutions across several of its operating groups, including Global Forwarding, DHL Express (Parcels) and Logistics and Supply Chain Management. Delta Airlines uses our solutions to meet a growing number of logistic challenges across the globe, including executing country-specific customs and security filings, cargo tracking and unit load device (ULD) visibility; and logistics messaging for Delta and its trading partners.

        Our solutions are focused on helping our customers solve logistics and supply chain management challenges. Logistics is the management of the flow of resources between a point of origin and a point of destination—processes that move items (such as goods, people, information) from point A to point B. Supply chain management is broader than logistics and includes the sourcing, procurement, conversion and storage of resources for consumption by an enterprise. Logistics and supply chain management have been evolving as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated solutions, like the ones that we offer, for managing inventory in transit, conveyance units, people, data and business documents.

        We believe logistics-intensive organizations are seeking to reduce operating costs, differentiate themselves, improve margins and better serve customers. Global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies' global supply chains and a lack of standardized business processes.

        Additionally, global sourcing, logistics outsourcing, imposition of additional customs and regulatory requirements, rapidly changing international trade arrangements and changes in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

        These challenges are heightened for suppliers that have end-customers frequently demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End-customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

        In this market, the movement and sharing of data between parties involved in the logistics process is equally important to the physical movement of goods. Manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility, and real-time information exchange, required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

        As the market continues to change, we have been evolving to meet our customers' needs. While the rate of adoption of newer logistics and supply chain management technologies is increasing, many organizations still have manual or antiquated business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our Global Logistics Network ("GLN") and automating, as well as standardizing, multi-party business processes. We believe that our target customers are increasingly looking for a single source, neutral, network-based solution provider who can help them manage the end-to-end shipment process—from researching global trade information, to the booking of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, to the settlement and audit of the invoice.

        Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries to securely and electronically file shipment and tariff/duty information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance has now become a global issue with significantly more international shipments crossing several borders on the way to their final destinations.

        Increasingly, data and content have become central to supply chain planning and execution. The review of people, goods, services and/or commodities against comprehensive lists of restricted or sanctioned parties published by governments and international organizations has become an essential compliance requirement as the penalties for doing business with sanctioned parties can be far-reaching and severe. Our content and compliance solutions help simplify and automate the screening processes.

        Complex international supply chains are also affected by logistics service provider performance, capacity, and productivity, as well as regulatory frameworks such as free trade agreements and trade sanctions. We believe our global trade data, denied party screening, trade regulations and free-trade agreement and duty rate and calculation solutions help customers improve their sourcing, compliance, landed-cost, and transportation lane and provider selection processes.

        To address the needs of this market, we offer a wide array of modular, cloud-based, interoperable web and wireless supply chain and logistics management applications. These solutions embody our deep domain expertise, not merely "check box" functionality. These solutions deliver value for a broad range of logistics-intensive organizations, whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean or ground transportation. Our comprehensive suite of solutions includes:

  •
  Routing, Mobile and Telematics;

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  Transportation Management and e-commerce fulfillment;

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  Customs & Regulatory Compliance;

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  Global Trade Data & Services;

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  Global Logistics Network Services; and

  •
  Broker & Forwarder Enterprise Systems.

        Our market leadership is evidenced by more than 20,000 customers spanning over 160 countries on our network. The power of our data is evident in the robust volume of more than 18.6 billion messages processed by our network and 40 million routes managed by our applications per year.

        We have achieved significant growth and profitability. Our pricing model provides our customers with flexibility in purchasing our solutions either on subscription, transactional or a perpetual license basis. Our revenue grew from $204 million in our fiscal year ended January 31, 2017 to $275 million in our fiscal year ended January 31, 2019, representing a 16.0% compounded annual growth rate. Our revenues grew from $67 million in the first quarter of our fiscal year ended January 31, 2019 to $78 million in the first quarter of our fiscal year ended January 31, 2020, representing year-over-year growth of 16%. Our Adjusted EBTIDA grew from $70 million in our fiscal year ended January 31, 2017 to $94 million in our fiscal year ended January 31, 2019, representing a 16% compounded annual growth rate. Our Adjusted EBITDA grew from $22 million in the first quarter of our fiscal year ended January 31, 2019 to $29 million in the first quarter of our fiscal year ended January 31, 2020, representing year-over-year growth of 30%. Our cash from operations grew from $73 million for our fiscal year ended January 31, 2017 to $78 million in our fiscal year ended January 31, 2019 and, over that same period, we generated cash flow from operations that were 91% of the Adjusted EBITDA we generated. Our cash from operations grew from $19 million in the first quarter of our fiscal year ended January 31, 2019 to $23 million in the first quarter of our fiscal year ended January 31, 2020, representing year-over-year growth of 24%. For a discussion of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, see "Non-GAAP Measures" in this Prospectus Supplement.

 Recent Developments

        On May 13, 2019, we acquired Core Transport Technologies NZ Limited ("CORE"), an electronic transportation network that provides global air carriers and ground handlers with shipment scanning and tracking solutions. CORE has been connecting commercial airlines, ground handlers and the wider logistics community with trading partners and government postal authorities around the world for more than 10 years. Customers use CORE's network to accurately track international mail, parcel and cargo shipments as well as U.S. domestic mail and parcel shipments. CORE's solutions leverage mobile technologies and data analytics to help customers automate processes and increase operational efficiency. CORE is headquartered in Nelson, New Zealand. We acquired CORE for up-front consideration of US$22.0 million, plus potential performance-based consideration. The up-front consideration was satisfied with cash from our Credit Facility (defined below). The maximum amount payable under the all-cash performance-based earn-out is US$9.0 million, based on CORE achieving certain revenue-based targets in each of the first two years post-acquisition. Any earn-out, if earned, is expected to be paid in fiscal 2021 and fiscal 2022.

        On February 12, 2019, we acquired substantially all of the assets of the businesses run by the Management Systems Resources Inc. group of companies (collectively, "Visual Compliance"), a provider of software solutions and services to automate customs, trade and fiscal compliance processes including denied and restricted party screening processes and export licensing. The purchase price for the acquisition was approximately US$249 million at February 12, 2019 (approximate C$330 million purchase price), net of cash acquired, which consisted of cash funded from a combination of drawing on our Credit Facility and issuance to the sellers of 0.3 million Common Shares from treasury.

        On January 28, 2019, we announced that we had amended and increased our US$150 million senior secured revolving credit facility to a US$350 million revolving operating credit facility (the "Credit Facility"). The Credit Facility, for which a Canadian chartered bank that is an affiliate of BMO is sole lead and arranger, is available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions, such as the Visual Compliance transaction. With the approval of the lenders, the Credit Facility can be further expanded to a total of US$500 million. The Credit Facility has a five-year maturity with no fixed repayment dates prior to the end of the five-year term ending in January 2024. Borrowings under the Credit Facility are secured by a first charge over substantially all of our assets.

        In the ordinary course, we consider and negotiate potential acquisition opportunities to achieve our business and growth strategies. Accordingly, we may have proposals, letters of intent, exclusivity arrangements or conditional agreements outstanding at any time. However, there can be no assurance that any of these discussions will result in a definitive agreement and, if they do, what the terms or timing of any acquisition would be or that such acquisition will be completed by us. At the present time, we are actively considering two potential acquisitions, neither of which is expected to be material to us.

Corporate Information

        Descartes was continued under the Canada Business Corporations Act (the "CBCA") on July 5, 2006. On July 31, 2006, Descartes was amalgamated under the CBCA pursuant to an amalgamation between Descartes and ViaSafe Inc. On February 1, 2010, Descartes was amalgamated under the CBCA pursuant to an amalgamation between Descartes and Scancode Systems Inc. On February 1, 2010, Descartes was amalgamated under the CBCA pursuant to an amalgamation between Descartes and 7322267 Canada Inc. On February 1, 2012, Descartes was amalgamated under the CBCA pursuant to an amalgamation between Descartes and 882976 Ontario Inc. We were founded in 1981 in Waterloo, Ontario and our head office and registered office is located at 120 Randall Drive, Waterloo, Ontario, N2V 1C6 and our general corporate phone number is (519) 746-8110.

The Offering

Common Shares offered by us	6,000,000 Common Shares
Common Shares outstanding after the Offering	83,222,956 Common Shares[1]
Option to purchase additional Common Shares	We have granted the Underwriters a 30-day option to purchase up to an additional 900,000 Common Shares at the offering price
Use of proceeds
We intend to use the net proceeds from this Offering to repay outstanding indebtedness under our Credit Facility, for potential future acquisition opportunities and for general corporate purposes. Amounts repaid under the Credit Facility may be re-borrowed and used by Descartes for funding future acquisitions and for general corporate purposes, subject in each case to satisfaction of certain covenant and financial ratios.
Conflicts of Interest
Affiliates of RBC Dominion Securities Inc. ("RBC Capital Markets"), Scotia Capital (USA) Inc. ("Scotia"), BMO Nesbitt Burns Inc. ("BMO") and CIBC World Markets Inc. ("CIBC Capital Markets"), Underwriters in this Offering, will each receive at least 5% of the net proceeds of this Offering in connection with the repayment of outstanding indebtedness under our Credit Facility and, therefore, this offering is subject to Financial Industry Regulatory Authority ("FINRA") Rule 5121. Pursuant to Rule 5121, a "qualified independent underwriter" is not required because the securities offered have a "bona fide public market," as defined in Rule 5121. Any Underwriter with a conflict of interest will not confirm sales of securities to any account over which they exercise discretionary authority without the prior written approval of the customer.
Risk factors
Investing in our Common Shares involves risks. See the "Risk Factors" section in this Prospectus Supplement for a discussion of factors you should carefully consider before deciding to invest in our Common Shares.
Nasdaq symbol	DSGX
TSX symbol	DSG

1
Based on the number of Common Shares outstanding as of June 4, 2019, which excludes Common Shares issuable pursuant to our share-based compensation arrangements and assumes no exercise of the Over-Allotment Option.

Summary Consolidated Financial Data

        The following table presents summary consolidated financial data for the periods indicated below. You should read this summary historical consolidated financial data in conjunction with our management's discussion and analysis for the fiscal year ended January 31, 2019, our interim management's discussion and analysis for the three months ended April 30, 2019, being our first quarter of fiscal year ended January 31, 2020, and our consolidated financial statements and related notes incorporated by reference in the Base Shelf Prospectus for purposes of the Offering. Our historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year Ended January 31			Fiscal Quarter Ended April 30
	2019	2018	2017	2019	2018
	US$(in millions)
Revenues	275.2	237.4	203.8	78.0	67.0
Gross margin	200.2	173.7	147.7	58.1	48.4
Gross margin percentage	72.7%	73.2%	72.5%	74.5%	72.2%
Cash provided by operating activities	78.1	72.1	72.6	23.4	18.9
Capital expenditures	5.2	5.1	4.9	1.4	1.0
Reconciliation of Adjusted EBITDA to Net Income
Net income	31.3	26.9	23.8	7.3	7.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	2.1	1.2	0.6	2.2	0.6
Investment income	(0.2)	(0.2)	(1.4)	(0.1)	(0.1)
Income tax expense	8.2	7.9	7.7	2.5	2.3
Depreciation expense	4.5	4.1	3.6	0.9	0.9
Amortization of intangible assets	40.2	33.5	30.0	12.8	9.5
Stock-based compensation and related taxes	4.0	3.4	2.4	1.0	0.8
Other charges	3.8	4.0	3.4	2.1	1.1

Adjusted EBITDA[1]	93.9	80.8	70.1	28.7	22.1

Net income as a percentage of revenues	11.4%	11.4%	11.7%	9.4%	10.4%
Adjusted EBITDA as a percentage of revenues[1]	34.1%	34.0%	34.4%	36.8%	33.0%

1
See "Non-GAAP Financial Measures" in this Prospectus Supplement.

 Baseline Calibration

        We internally measure and manage our "baseline calibration," a non-GAAP financial measure, which we define as the difference between our "baseline revenues" and "baseline operating expenses". We define our "baseline revenues," a non-GAAP financial measure, as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our "baseline operating expenses," a non-GAAP financial measure, as our total expenses less interest, investment income, taxes, depreciation and amortization, stock-based compensation (for which we include related costs and taxes), acquisition-related costs and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated with anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or Adjusted EBITDA for a period, as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of "baseline operating expenses," above. We calculate and disclose "baseline revenues," "baseline operating expenses" and "baseline calibration" because management uses these metrics in determining its planned levels of expenditures for a period and we believe this information is useful to our investors. However, because these metrics are limited estimated operating metrics that do not have comparable GAAP measures, we are unable to provide quantitative reconciliations of these measures to GAAP measures without unreasonable efforts and accordingly are omitting this information. These metrics are estimated operating metrics and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure.

        At May 10, 2019, using foreign exchange rates of $0.74 to CAD $1.00, $1.12 to EUR 1.00 and $1.30 to £1.00, we estimated that our baseline revenues for the second quarter of 2020 are approximately $76.0 million and our baseline operating expenses are approximately $52.2 million. We consider this to be our baseline calibration of approximately $23.8 million for the second quarter of 2020, or approximately 31% of our baseline revenues as at May 10, 2019.

        At February 12, 2019, using foreign exchange rates of US$0.75 to C$1.00, US$1.13 to EUR 1.00 and US$1.34 to £1.00, we estimated that our baseline revenues for the first quarter of fiscal 2020 were approximately US$74.0 million and our baseline operating expenses were approximately US$51.8 million. We consider this to be our baseline calibration of approximately US$22.2 million for the first quarter of fiscal 2020, or approximately 30% of our baseline revenues as at February 12, 2019.

        At November 1, 2018, using foreign exchange rates of US$0.76 to C$1.00, US$1.14 to EUR 1.00 and US$1.28 to £1.00, we estimated that our baseline revenues for the fourth quarter of fiscal 2019 were approximately US$67.0 million and our baseline operating expenses were approximately US$47.3 million. We consider this to be our baseline calibration of approximately US$19.7 million for the fourth quarter of fiscal 2019, or approximately 29% of our baseline revenues as at November 1, 2018.

        At August 21, 2018, using foreign exchange rates of US$0.77 to C$1.00, US$1.16 to EUR 1.00 and US$1.29 to £1.00, we estimated that our baseline revenues for the third quarter of fiscal 2019 were approximately US$65.5 million and our baseline operating expenses were approximately US$46.7 million. We consider this to be our baseline calibration of approximately US$18.8 million for the third quarter of fiscal 2019, or approximately 29% of our baseline revenues as at August 21, 2018.

        At May 1, 2018, using foreign exchange rates of US$0.78 to C$1.00, US$1.20 to EUR 1.00 and US$1.36 to £1.00, we estimated that our baseline revenues for the second quarter of fiscal 2019 were approximately US$63.0 million and our baseline operating expenses were approximately US$44.9 million. We consider this to be our baseline calibration of approximately US$18.1 million for the second quarter of fiscal 2019, or approximately 29% of our baseline revenues as at May 1, 2018.

RISK FACTORS

        An investment in the Offered Shares is subject to certain risks. Before making an investment in the Offered Shares, you should carefully consider the risk factors below together with all other information described in the Base Shelf Prospectus, the documents incorporated by reference in the Base Shelf Prospectus for purposes of the Offering, including our annual information form dated April 22, 2019 for the fiscal year ended January 31, 2019 and our interim management's discussion and analysis for the three months ended April 30, 2019, and other information in the Prospectus. If any of such or other risks occur, our business, prospects, financial condition, financial performance and cash flows could be materially adversely impacted. In that case, the trading price of the Common Shares could decline and investors could lose all or part of their investment.

We may have difficulties identifying, successfully integrating or maintaining or growing our acquired businesses.

        Businesses that we acquire may sell products or services that we have limited experience operating or managing. We may experience unanticipated challenges or difficulties identifying suitable acquisition candidates, integrating their businesses into our company, maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to identify, successfully integrate, maintain or grow acquired businesses may include, but are not limited to:

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  Challenges identifying suitable businesses to buy and negotiating the acquisition of those businesses on acceptable terms;

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  Challenges completing the acquisitions within our expected time frames and budgets;

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  Challenges in integrating acquired businesses with our business;

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  Loss of customers of the acquired business;

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  Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;

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  Non-compatible business cultures;

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  For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

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  Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;

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  Our inability to obtain or maintain necessary security clearances to provide international shipment management services;

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  Our failure to make appropriate capital investments in infrastructure to facilitate growth; and

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  Other risk factors identified herein.

        We may fail to properly respond to any of these risks, which may have a material adverse effect on our business results.

Investments in acquisitions and other business initiatives involve a number of risks that could harm our business.

        We have in the past acquired, and in the future, expect to seek to acquire, additional products, services, customers, technologies and businesses that we believe are complementary to ours. For example, in fiscal 2020 we acquired Visual Compliance and CORE. In fiscal 2019, we acquired Aljex,

Velocity Mail and PinPoint. In fiscal 2018, we acquired ShipRush, PCSTrac and MacroPoint. We're unable to predict whether or when we will be able to identify any appropriate products, technologies or businesses for acquisition, or the likelihood that any potential acquisition will be available on terms acceptable to us or will be completed. We also, from time to time, take on investments in other business initiatives, such as the implementation of new systems.

        Acquisitions and other business initiatives involve a number of risks, including: substantial investment of funds, diversion of management's attention from current operations; additional demands on resources, systems, procedures and controls; and disruption of our ongoing business. Acquisitions specifically involve risks, including: difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company's internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an investment. As well, by investing in such initiatives, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, for acquisitions, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition or other investment may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

System or network failures, information security breaches, including unauthorized parties obtaining access to our users' personal or other data, or any other data protection compliance issue, or other cyber-security threats in connection with our services and products could have a material adverse effect on our operations, reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.

        We rely on information technology networks and systems to process, transmit and store electronic information, including any information relating to an identified or identifiable natural person ("personal data"). We leverage our internal IT infrastructures, and those of our service providers, to enable, sustain, and support our business interests. In the event that we or our service providers are unable to prevent, detect, and remediate cyber-based attacks, computer viruses, breaches of customer privacy or other security incidents in a timely manner, our operations could be disrupted or we could incur financial, legal or reputational losses arising from misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in our information systems and networks, including personal information of our employees and our customers. Any disruption to our services and products, our own information systems or communications networks or those of third-party providers on which we rely as part of our own product offerings could result in the inability of our customers to receive our products for an indeterminate period of time. Our ability to deliver our products and services depends on the development and maintenance of internet infrastructure by third parties. This includes maintenance of reliable networks with the necessary security, speed, data capacity and bandwidth. While our services are designed to operate without interruption, we have experienced, and may in the future experience, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers. Our services and products may not function properly for reasons which may include, but are not limited to, the following:

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  System or network failure;

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  Software errors, failures and crashes;

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  Interruption in the supply of power;

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  Virus proliferation or malware;

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  Communications failures;

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  Information or infrastructure security breaches;

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  Insufficient investment in infrastructure;

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  Earthquakes, fires, floods, natural disasters, or other force majeure events outside our control; and

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  Acts of war, sabotage, cyber-attacks, denial-of-service attacks and/or terrorism.

        In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely, could result in our customers being unable to effectively use our products or services or being forced to take mitigating actions to protect their information. Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers' information.

        Furthermore, outside parties may attempt to fraudulently induce our employees or employees of our vendors to disclose sensitive information in order to gain access to our data. The number and complexity of these threats continue to increase over time. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development, and maintenance of these systems, controls, and processes require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, the possibility of these events occurring cannot be eliminated entirely.

        Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and/or, as set out under the General Data Protection Regulation (2016/679) ("GDPR"), is likely to result in a high risk to the rights and freedoms of these individuals, and in some cases our agreements with certain customers require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our current and prospective customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

        Any actual or perceived threat of disruption to our services or any compromise of personal data, including customer information, or any actual or perceived violations of cybersecurity regulations, such as, where applicable, the Network and Information Systems Directive (EU) 2016/1148 ("NIS Directive") and any national implementing legislation, could impair our reputation and cause us to lose customers or revenue, or face litigation or administrative proceedings, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business. Despite the implementation of advanced threat protection, information and network security measures and disaster recovery plans, our systems and those of third parties on which we rely may be vulnerable. If we are unable (or are perceived as being unable) to prevent, or promptly identify and remedy, such outages and breaches, our operations may be disrupted, our business reputation could be adversely affected, and there could be a negative impact on our financial condition and results of operations.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, and we may be unable to attract new customers.

        We depend on our installed customer base for a significant portion of our revenues including a significant portion of our revenues from subscription offerings. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer's option and/or subject to cancellation rights, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

        If our customers fail to renew their subscriptions or service contracts, fail to purchase additional services or products, or we are unable to attract new customers, then our revenues could decrease and our operating results could be adversely affected. Costs associated with renewals of subscriptions or service agreements from our installed customer base are lower than costs associated with generating revenue from new customers. Therefore, if we are unable to retain revenue from installed customers, even if losses are offset by an increase in new customers, our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, the cost of our products and services as compared to the cost of products and services offered by our competitors, our ability to attract, hire and maintain qualified personnel to meet customer needs, consolidating activities in the market, and changes in our customers' business or in regulation impacting our customers' business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenue losses. In addition, loss of one or more of our key customers could adversely impact our competitive position in the marketplace and hurt our credibility and ability to attract new customers.

Our success depends on our ability to continue to innovate and to create new solutions and enhancements to our existing products

        We may not be able to develop and introduce new solutions and enhancements to our existing products that respond to new technologies or shipment regulations on a timely basis. If we are unable to develop and sell new products and new features for our existing products that keep pace with rapid technological and regulatory change as well as developments in the transportation logistics industry, our business, results of operations and financial condition could be adversely affected. We intend to continue to invest significant resources in research and development to enhance our existing products and services and introduce new high-quality products that customers will want. If we are unable to predict or quickly react to user preferences or changes in the transportation logistics industry, or its regulatory requirements, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer.

        In addition, we may experience difficulties with software or hardware development, design, integration with third-party software or hardware, or marketing that could delay or prevent our introduction, deployment or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

        We may not have sufficient resources to make the necessary investments in software development and our technical infrastructure, and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet increasingly complex customer requirements or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position and negatively impact our business, results of operations or financial condition.

Disruptions in the movement of freight could negatively affect our revenues.

        Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, proper reporting or the overall volume of international shipments, whether as a result of labor disputes, weather or natural disaster, terrorist events, political instability, changes in cross border trade agreements, contagious illness outbreaks, or otherwise, then the traffic volume on our Global Logistics Network will be impacted and our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our business, results of operations and financial condition will not be adversely affected by such events. Further, governments may turn to trade barriers and trade protectionist policies to protect their domestic industries against foreign imports and curtail or reduce shipping demand. The U.S. government has indicated it may seek to implement more protective trade measures, which yields significant uncertainty about the future relationship (including with respect to trade policies, tariffs, treaties, sanctions, laws and regulations) between the U.S., China and other exporting countries. For example, trade tensions between the U.S. and China have resulted in both governments imposing tariffs. Increasing government trade protectionism may increase the cost of goods exported globally, the length of time required to transport goods and the associated export risks, which may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. As such, any increase in trade barriers or restrictions on trade, including the U.S. position on trade with China, may have a material and adverse impact on our customer's business, operating results, financial condition and ultimately, affect their ability to make timely payments to us and to renew and increase the number of subscriptions, service agreements or licenses with us. Such a result may have a material adverse effect on our business, results of operations and financial condition.

We may not remain competitive. Increased competition could seriously harm our business.

        The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost-effective manner new products, product features and services to keep pace with our competitors. We currently face competition from a large number of specific market entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

        Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, trade data vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

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  Established relationships with existing customers or prospects that we are targeting;

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  Superior product functionality and industry-specific expertise;

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  Broader range of products to offer and better product life cycle management;

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  Larger installed base of customers;

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  Greater financial, technical, marketing, sales, distribution and other resources;

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  Better performance;

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  Lower cost structure and more profitable operations;

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  Greater investment in infrastructure;

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  Greater worldwide presence;

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  Early adoption of, or adaptation to changes in, technology; or

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  Longer operating history; and/or greater name recognition.

        Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.

        Our performance is substantially dependent on the performance of our highly qualified management, technical expertise, and sales and marketing personnel, which we regard as key individuals to our business. We do not maintain life insurance policies on any of our employees that list Descartes as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain key individuals. Significant competition exists for management and skilled personnel. If we fail to cross train key employees, particularly those with specialized knowledge it could impair our ability to provide consistent and uninterrupted service to our customers. If we are not able to attract, retain or establish an effective succession planning program for key individuals it could have a material adverse effect on our business, results of operations, financial condition and the price of our Common Shares.

        We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that any such changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our Common Shares.

General economic conditions may affect our results of operations and financial condition.

        Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

Changes in government filing or screening requirements for global trade may adversely impact our business.

        Our regulatory compliance services help our customers comply with government filing and screening requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements, including potential future changes as a consequence of Brexit or the ratification of the Canada-United States-Mexico Agreement. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changes in the government agency responsible for such requirements could adversely impact our business, results of operations and financial condition.

Emergence or increased adoption of alternative sources for trade data may adversely impact our business.

        With recent acquisitions in the area of supplying trade data and content, an increasing portion of our business relates to the supply of trade data and content that is often used by our customers in other systems, such as enterprise resource planning systems. Emergence or increased adoption of alternative sources of this data and content, including new technologies utilizing artificial intelligence and blockchain, could have an adverse impact on our customers' needs to obtain this data and content from us and/or the need for certain of the third-party system vendors in this field to refer customers to us for this data and content, each of which could adversely impact upon the revenues and income we generate from these areas of our business.

If we need additional capital in the future and are unable to obtain it or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.

        Historically, we have financed our operations primarily through cash flows from our operations, the sale of our equity securities and borrowing under our Credit Facility. In addition to our current cash and available debt facilities, we may need to raise additional debt or equity capital to repay existing debt, fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, there can be no assurance that we will be able to undertake incremental financing transactions. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those attaching to our Common Shares. Our current Credit Facility contains, and any debt financing secured by us in the future could contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable or at all, our operations and growth strategy may be adversely affected and the market price for our Common Shares could decline.

Changes in the value of the U.S. dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.

        Historically, the largest percentage of our revenues has been denominated in U.S. dollars. However, the majority of our international expenses, including the wages of our non-U.S. employees and certain key supply agreements, have been denominated in Canadian dollars, euros and other foreign currencies. Therefore, changes in the value of the U.S. dollar as compared to the Canadian dollar, the euro and other foreign currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

We may have exposure to greater than anticipated tax liabilities or expenses.

        We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities and currently has tax audits open in a number of jurisdictions in which we operate. On a quarterly basis, we assess the status of these audits and the potential for adverse outcomes to determine whether a provision for income and other taxes is appropriate. The timing of the resolution of income tax audits is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ from any amounts that we accrue from time to time. The actual amount of any change could vary significantly depending on the ultimate timing and nature of any settlements. We cannot currently provide an estimate of the range of possible outcomes.

        The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Any audit of our tax filings could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is based on a number of assumptions. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.

        Under Financial Accounting Standards Board Accounting Standard Codification ("ASC") Topic 805, "Business Combinations", we allocate the total purchase price to an acquired company's net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management's estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:

  •
  Impairment of goodwill or intangible assets;

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  A reduction in the useful lives of intangible assets acquired;

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  Identification of assumed contingent liabilities after we finalize the purchase price allocation period;

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  Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; and

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  Charges to our operating results resulting from revised estimates to restructure an acquired company's operations after we finalize the purchase price allocation period.

        Routine charges to our operating results associated with acquisitions include amortization of intangible assets, acquisition-related costs and restructuring charges. Acquisition-related costs primarily include retention bonuses, advisory services, brokerage services and administrative costs with respect to completed and prospective acquisitions.

        We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

As we continue to increase our international operations, we increase our exposure to international business risks that could cause our operating results to suffer.

        While our headquarters are in Canada, we currently have direct operations in the U.S., Europe, Middle East, Africa, Asia Pacific and South American regions. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:

  •
  Longer collection time from foreign clients, particularly in the Europe, Middle East, Africa, Asia Pacific and South American regions;

  •
  Difficulty in repatriating cash from certain foreign jurisdictions;

  •
  Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;

  •
  Increased management, travel, infrastructure and legal compliance costs associated with having international operations;

  •
  Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;

  •
  Volatility or fluctuations in foreign currency and tariff rates;

  •
  Multiple, and possibly overlapping, tax structures;

  •
  Complying with complicated and widely differing global laws and regulations in areas such as employment, tax, privacy and data protection;

  •
  Trade restrictions;

  •
  Enhanced security procedures and requirements relating to certain jurisdictions;

  •
  The need to consider characteristics unique to technology systems used internationally;

  •
  Economic or political instability in some markets, including uncertainty related to the United Kingdom's anticipated exit from the European Union and uncertainty related to the terms of the withdrawal; and

  •
  Other risk factors set out herein.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.

        Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.

        Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

        From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. Litigation may seriously harm our business because of the costs of defending the lawsuit, diversion of employees' time and attention and potential damage to our reputation.

        Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss, even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to our reputation and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our Common Shares.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.

        We consider certain aspects of our internal operations, products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We will also not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our copyrights or trade secrets will not otherwise become known. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

        Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the U.S. and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. The Company is currently involved in, and expects to remain involved in, certain litigation to protect its intellectual property from infringement or other violations by third parties. In addition, further litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or other violation or invalidity. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights and/or exposing us to claims for damages in any related counterclaims or countersuits. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation.

We are dependent on certain key vendors for the availability of hardware devices, which could impede our development and expansion.

        We currently have relationships with a small number of hardware device vendors over which we have no operational or financial control and no influence in how these vendors conduct their businesses. Suppliers of hardware devices could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematics solutions business and those areas of our business that interact with telematics units. If our relationships with any of these unit vendors were to terminate, there is no guarantee that our remaining unit vendors would be able to handle the increased equipment supply required to maintain and grow our expansive networks at our desired rates. There is also no guarantee that business relationships with other key unit vendors could be entered into on terms desirable or favorable to us, if at all. Fewer key vendors might mean that existing or potential customers are unable to meaningfully communicate using our Global Logistics Network, which may cause existing and potential customers to move to competitors' products. Such equipment supply issues could adversely affect our business, results of operations and financial condition.

Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.

        The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the United States, or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of the freight market may have a material adverse effect on our business, results of operations and financial condition.

        Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes would likely have a material adverse effect on our business.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.

        We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products that perform logistics services on a global scale or within a particular geographic region, or we may fail to develop or maintain acceptable services and products to address new market conditions, governmental regulations or technological changes. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Claims that we infringe or otherwise violate third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.

        Competitors and other third parties have claimed, and in the future, may claim, that our current or future services or products infringe or otherwise violate their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

        As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements or other violations of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, such payments could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.

        Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

  •
  Volatility or fluctuations in foreign currency exchange rates;

  •
  Volatility or fluctuations in interest rates;

  •
  Timing of acquisitions and related costs;

  •
  Timing of restructuring activities;

  •
  The introduction of enhanced products and services from competitors;

  •
  Our ability to introduce new products and updates to our existing products on a timely basis;

  •
  The termination of any key customer contracts, whether by the customer or by us;

  •
  Recognition and expensing of deferred tax assets;

  •
  Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;

  •
  Legal and compliance costs incurred to comply with regulatory requirements;

  •
  Fluctuations in the demand for our services and products;

  •
  The impact of stock-based compensation expense;

  •
  Price and functionality competition in our industry;

  •
  Changes in legislation and accounting standards;

  •
  Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and

  •
  Other risk factors discussed herein.

        Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. If this occurs, the trading price of our Common Shares may fall substantially.

Privacy laws and regulations are extensive, open to various interpretations, complex to implement and may reduce demand for our products, and failure to comply may impose significant liabilities.

        We are subject to a number of laws, rules, directives and regulations ("privacy laws") relating to the collection, use, retention, security, processing and transfer ("process") of customer and employee personal data in the countries where we operate.

        Our customers can use our products to collect, use, process and store personal data regarding their transactions with their customers. Our products are expected to be capable of use by our customers in compliance with such privacy laws. The functional and operational requirements and costs of compliance with privacy laws may adversely impact our business, and failure to enable our products to comply privacy laws could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers' ability or desire to collect, use, process and store shipment logistics information, which could reduce demand for our products.

        While we have implemented various measures intended to enable us to comply with applicable privacy laws and contractual obligations, these measures may not always be effective and do not guarantee compliance. In addition, privacy laws and regulations are evolving and subject to potentially differing interpretations and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, or our practices. As a result, our practices may not comply in the future with all such laws, regulations, requirements and obligations. Further, the existence and need to comply in certain markets could impact our ability to offer our platform in those markets (without taking additional compliance steps).

        These privacy or data protection laws and regulations may also result in increasing regulatory and public scrutiny, escalating levels of enforcement and sanctions, and impose compliance challenges on our business. For instance, expanding definitions of what constitutes "personal data" (or equivalent) within the European Union, the United States and elsewhere may increase our compliance costs.

        Any failure or perceived failure to comply with federal, state or foreign laws or regulations, contractual or other legal obligations related to data privacy or data protection may result in claims, warnings, communication, requests or investigations from individuals, supervisory authorities or other legal or regulatory authorities in relation to our processing of personal data. For example, administrative fines of up to the greater of €20 million and 4% of our global turnover can be imposed for breaches of the GDPR; we may also be liable should any individual who has suffered financial or non-financial damage arising out from our infringement of the GDPR exercise their right to receive compensation against us. Furthermore, adverse publicity and could cause our users to lose trust in us and a loss of goodwill, which could have an adverse effect on our reputation, brand, business and financial condition.

The price of our Common Shares has in the past been volatile and may also be volatile in the future.

        The trading price of our Common Shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your Common Shares when you want at prices that you find attractive. Increases in our Common Share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. We enter into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain share-based compensation expenses. Fluctuations in our Common Share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

  •
  Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;

  •
  Changes in recommendations or financial estimates by industry or investment analysts;

  •
  Changes in management or the composition of our board of directors;

  •
  Outcomes of litigation or arbitration proceedings;

  •
  Announcements of technological innovations or acquisitions by us or by our competitors;

  •
  Introduction of new products or significant customer wins or losses by us or by our competitors;

  •
  Developments with respect to our intellectual property rights or those of our competitors;

  •
  Fluctuations in the share prices of other companies in the technology and emerging growth sectors;

  •
  General market conditions; and

  •
  Other risk factors set out herein.

        If the market price of our Common Shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.

        Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, "Property, Plant, and Equipment: Overview: Subsequent Measurement" an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our Common Share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.

        We account for goodwill in accordance with ASC Topic 350, "Intangibles—Goodwill and Other", which among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31st for our annual impairment test. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve or maintain profitability in the future.

We have a substantial accumulated deficit and may incur losses in the future.

        As at April 30, 2019, our accumulated deficit was $165.4 million, which has been accumulated from 2005 and prior fiscal periods. Although we have been profitable since 2005, there can be no assurance that we will not incur losses again in the future. If we fail to maintain profitability, the market price of our Common Shares may decline.

Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors' voting power and reduce our earnings per share.

        We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, acquisitions or other projects. We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

        Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors' earnings per share. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future.

        We have not declared or paid any cash dividends on our Common Shares to date. Although we review our dividend policy from time to time, our current policy is to retain earnings to finance expansion and to develop, license and acquire new products and to otherwise reinvest in its business. Therefore, we do not anticipate paying cash dividends in the foreseeable future. Until we pay dividends, which we may never do, shareholders will not be able to receive return on their Common Shares unless they sell them at an amount greater than the price at which shares were acquired.

Discretion in use of proceeds.

        We will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of any expenditures. As a result, a purchaser of Offered Shares will be relying on the judgment of management with respect to the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, our financial performance and financial condition may be adversely affected and the Common Shares could lose value.

Future sales of Common Shares by our existing shareholders could cause our Common Share price to fall.

        If our shareholders sell substantial amounts of the Common Shares in the public market, the market price of the Common Shares could fall. The perception among investors that these sales will occur could also produce this effect.

USE OF PROCEEDS

        We expect to receive net proceeds from the sale of the Common Shares in this Offering of approximately US$205.4 million, after deducting underwriting fees of approximately US$6.9 million and estimated offering expenses of approximately US$0.7 million. If the Over-Allotment Option is exercised in full, the net proceeds that we will receive from the Offering are estimated to be approximately US$236.3 million after deducting underwriting fees of approximately US$8.0 million and estimated offering expenses of approximately US$0.7 million. See "Underwriting (Conflicts of Interest)" in this Prospectus Supplement.

        We intend to use the net proceeds from this Offering to repay outstanding indebtedness under our Credit Facility, for potential future acquisition opportunities and for general corporate purposes. See "Relationship Between Descartes and the Underwriters". Amounts repaid under the Credit Facility may be re-borrowed and used by Descartes for funding future acquisitions and for general corporate purposes, subject in each case to satisfaction of certain covenant and financial ratios. The current amount outstanding under the Credit Facility was used by us to fund acquisitions, including part of the purchase price for the acquisition of Visual Compliance and to fund the up-front consideration that was payable in connection with the acquisition of CORE. See "Summary—Recent Developments" in this Prospectus Supplement.

        We invest our cash balances in accordance with our investment policy as approved by our board of directors. This generally results in cash being invested in short-term, interest bearing securities such as government securities and other highly rated investment-grade securities. Our board of directors has established an investment policy which requires that our cash reserves be invested with the purpose of ensuring the highest level of safety of principal, liquidity and yield, in that order of importance. Our audit committee is responsible for reviewing and approving our investment policy on an annual basis. While we currently anticipate that we will use the net proceeds of the Offering received as set forth above, we may re-allocate these proceeds from time to time having consideration to our strategy relative to the market and other conditions in effect at the time.

        From time to time, we evaluate various potential acquisition opportunities, some of which could, if consummated, have a material impact on us. There can be no assurance that we will be able to identify acquisition opportunities that meet our strategic objectives, or to the extent such opportunities are identified, that we will be able to negotiate acquisition terms that are acceptable to us. At this time, we are actively considering two potential acquisitions. Neither of these acquisitions is expected to be material to us. It is not possible to predict whether discussions may lead to the announcement of a transaction, or the timeframe within which this might occur. However, we cannot preclude the possibility that agreement on one or more acquisition transactions will be reached in the weeks or months following the closing of this Offering. In such circumstances, as noted above, all or a portion of the net proceeds of the Offering received by us may be allocated to effect such acquisitions. See "Risk Factors" in this Prospectus Supplement.

 CONSOLIDATED CAPITALIZATION

        Other than described above and under the heading "Summary—Recent Developments", there have been no material changes in our share or loan capital on a consolidated basis since April 30, 2019, being the date on which our most recently completed interim financial quarter ended. The following table sets forth our cash and cash equivalents and consolidated capitalization as at April 30, 2019, on an actual basis and on an as adjusted basis after giving effect to the acquisition of CORE, this Offering (after deducting underwriting fees and estimated offering expenses) and changes to amounts drawn on the Credit Facility.

        You should read the following table in conjunction with our interim management's discussion and analysis for the three months ended April 30, 2019 and our consolidated financial statements and related notes incorporated by reference in the Base Shelf Prospectus for purposes of the Offering.

	As at April 30, 2019
	Actual	As Adjusted[1]
	(in thousands of US$, except share and per share data)
Cash and cash equivalents	29,550	235,255

Long-term debt[1]	242,670	264,995

Total shareholders' equity
Share capital (Common Shares authorized: unlimited; issued and outstanding as at April 30, 2019: 77,222,956; as adjusted to give effect to this Offering 83,222,956)	286,714	492,092
Additional paid-in capital	455,478	455,478
Accumulated other comprehensive income	(27,715)	(27,715)
Accumulated deficit	(165,447)	(165,447)
Total equity	549,030	754,408

Total Capitalization	791,700	1,019,403

1
See "Summary—Recent Developments" in this Prospectus Supplement for details concerning the acquisition of CORE, this Offering and changes to the amounts drawn on the Credit Facility.

 TRADING PRICE AND VOLUME

        The Common Shares are listed and posted for trading on the TSX under the symbol "DSG" and on Nasdaq under the symbol "DSGX". The following table sets forth the reported trading price range and aggregate daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	TSX		Nasdaq
	Price Range (low-high)	Aggregate Volume	Price Range (low-high)	Aggregate Volume
June 3 - 4, 2019	C$51.47 - 54.13	476,849	US$38.34 - 40.08	321,181
May 2019	C$52.95 - 56.01	4,008,650	US$39.2 - 41.58	602,996
April 2019	C$48.90 - 54.06	3,104,513	US$36.65 - 40.16	612,051
March 2019	C$45.18 - 48.72	3,382,717	US$33.7 - 36.43	538,793
February 2019	C$40.91 - 45.85	2,495,227	US$31.06 - 34.77	332,536
January 2019	C$33.96 - 41.31	3,134,482	US$25.2 - 31.24	467,668
December 2018	C$34.25 - 39.77	3,270,689	US$25.21 - 30.06	620,152
November 2018	C$35.08 - 41.60	2,793,179	US$26.47 - 31.73	403,749
October 2018	C$37.98 - 44.03	3,766,990	US$28.93 - 34.37	616,982
September 2018	C$43.17 - 46.2	2,989,357	US$32.75 - 35.65	334,804
August 2018	C$41.58 - 46.61	2,551,339	US$31.85 - 35.85	323,934
July 2018	C$41.2 - 45.81	3,050,712	US$31.6 - 34.8	259,474
June 2018	C$38.39 - 42.95	2,700,715	US$29.7 - 32.65	316,310

Source: Bloomberg

        The closing price of the Common Shares on the TSX and Nasdaq on June 4, 2019 was C$52.23 and US$39.00, respectively.

PRIOR SALES

        During the 12 months prior to the date hereof, no Common Shares have been issued by us other than: (a) 66,372 Common Shares issued pursuant to the exercise of options granted with exercise prices ranging from C$8.95 to C$36.44 per Common Share under our option-based compensation arrangements; (b) 45,304 Common Shares issued on August 21, 2018 valued at approximately US$1.5 million in connection with the acquisition of PinPoint GPS Solutions Inc.; and (c) 296,480 Common Shares issued on February 12, 2019 valued at approximately US$9 million in connection with the acquisition of Visual Compliance (see "Summary—Recent Developments" in this Prospectus Supplement).

        Further, during the 12 months prior to the date hereof, we have issued 361,264 options, 99,491 performance share units and 37,611 restricted share units pursuant to our share-based compensation arrangements under which Common Shares are issuable (see "Security-Based Compensation Arrangements—PRSU Plan" in our management information circular dated April 30, 2019 for a summary description of applicable grant and redemption parameters).

 MANAGEMENT

Executive Officers

        The following table sets forth certain information relating to our executive officers as of the date of this Prospectus Supplement.

Name	Position	Experience
Edward J. Ryan	Chief Executive Officer	19 years at Descartes
J. Scott Pagan	President and Chief Operating Officer	19 years at Descartes
Allan Brett	Chief Financial Officer	5 years at Descartes
Raimond Diederik	Executive Vice President, Information Services	21 years at Descartes
Ed Gardner	Executive Vice President, Corporate Development	15 years at Descartes
Chris Jones	Executive Vice President, Marketing and Services	14 years at Descartes
Robert Parker	Executive Vice President, Customer Support and Client Services	10 years at Descartes
Andrew Roszko	Executive Vice President, Global Sales	13 years at Descartes
Michael Verhoeve	Executive Vice President, Legal, General Counsel & Corporate Secretary	11 years at Descartes
Kenneth Wood	Executive Vice President, Product Management	18 years at Descartes

CERTAIN INCOME TAX CONSIDERATIONS

        Prospective purchasers of Common Shares should consult their tax advisers as to the United States, Canadian or other tax consequences of the ownership and disposition of the Common Shares, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws and any applicable tax treaty.

United States

        The following discussion summarizes certain U.S. federal income tax considerations generally applicable to the ownership and taxable disposition of our Common Shares by a U.S. holder. For purposes of this discussion, a "U.S. holder" is a beneficial owner of Common Shares that has acquired such shares for cash pursuant to this Offering and holds such shares as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and is any of the following: (i) a citizen or individual resident of the United States and not of Canada, (ii) a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. This discussion does not address (i) any other aspect of U.S. federal tax law, such as the gift or estate tax, (ii) the 3.8% tax on net investment income, (iii) any aspect of state, local or non-U.S. tax law, (iv) the application of any tax treaty, or (v) any aspects of U.S. federal income taxation applicable to U.S. holders holding options, warrants or other rights to acquire Common Shares. Further, this discussion does not address the U.S. federal income tax consequences to U.S. holders that are subject to special treatment under U.S. federal income tax laws, including, but not limited to U.S. holders that own, have owned or will own directly, indirectly or by attribution, 10% or more of the total combined voting power or total value of our stock; broker dealers; banks or other financial institutions; insurance companies; real estate investment trusts; regulated investment companies; U.S. holders who have elected mark-to-market accounting; tax-exempt organizations; governments, agencies or instrumentalities thereof, or entities they control; U.S. holders who hold Common Shares as part of a "straddle," "hedge," or "conversion transaction" with other investments; individual retirement or other tax deferred accounts; U.S. holders whose functional currency is not the U.S. dollar or who hold Common Shares through a "qualified business unit" whose functional currency is not the U.S. dollar; partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or the partners therein; S corporations; U.S. holders subject to the alternative minimum tax; or U.S. expatriates and certain former long-term residents of the United States.

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding Common Shares and their partners should consult their tax advisers regarding an investment in Common Shares.

        The discussion is based upon the provisions of the Code, the Treasury regulations promulgated thereunder, judicial decisions, and published rulings, administrative procedures, and other guidance of the U.S. Internal Revenue Service ("IRS"), all as in effect as of the date of this Prospectus Supplement. These authorities are subject to change and to differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those summarized below. No ruling has been or is expected to be sought from the IRS with respect to the matters summarized below, and there can be no assurance that the IRS will not take a contrary position regarding the U.S. federal income tax consequences of the ownership or taxable disposition of our Common Shares, or that any such contrary position would not be sustained by a court.

        PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY INCOME TAX OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES ARISING UNDER THE LAWS OF THE UNITED STATES, ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION, OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on the Common Shares

        We have never declared or paid any dividends on our Common Shares and we do not intend to pay dividends in the foreseeable future. Subject to the discussion below under "Passive Foreign Investment Company Rules," U.S. holders generally will treat the gross amount of any distributions that we pay, without reduction for Canadian withholding tax (see "Certain Income Tax Considerations—Canada—Dividends"), as dividend income for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that any distribution is not paid out of our current and accumulated earnings and profits, the distribution would be treated as a return of capital to the extent of, and in reduction of, the U.S. holder's adjusted tax basis in the Common Shares with respect to which the distribution is made. To the extent that a distribution to a U.S. holder is not paid out of our current and accumulated earnings and profits and exceeds a U.S. holder's adjusted tax basis, it would be treated as a gain from the taxable disposition of the applicable Common Shares (which gain would be taxable in the manner described below under "Sale or Other Taxable Disposition of Common Shares"). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. holders should assume that any distribution with respect to our Common Shares would need to be reported as dividend income. Corporate U.S. holders that own less than 10% of our stock (by voting power and value) will not be eligible for a dividends received deduction with respect to dividends paid to them on our Common Shares.

        With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation (such dividends, "qualified dividend income") may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is not a PFIC for the taxable year of the corporation in which the dividend is paid, or any preceding taxable year, and that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the income tax treaty between Canada and the United States meets these requirements. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividend income regardless of our status as a "qualified foreign corporation." In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Sale or Other Taxable Disposition of Common Shares

        Subject to the discussion below under "Passive Foreign Investment Company Rules," the sale or other taxable disposition of Common Shares generally will result in the recognition of gain or loss to a U.S. holder in an amount equal to the difference between the amount realized in such sale or other taxable disposition and the U.S. holder's adjusted tax basis in the Common Shares sold or otherwise disposed, as determined for U.S. federal income tax purposes. A U.S. holder's initial tax basis in a Common Share for such purposes will generally equal the price it paid for the Common Share. Any gain or loss recognized by a U.S. holder generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year. Long-term capital gains recognized by non-corporate U.S. holders are subject to U.S. federal income tax at reduced rates. The deductibility of capital losses is subject to limitations.

Receipt of Foreign Currency

        The amount of any distribution paid to a U.S. holder in foreign currency, or the amount realized on the sale or other taxable disposition of Common Shares in exchange for foreign currency, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. holder will have a tax basis in the foreign currency received equal to its U.S. dollar value on the date of receipt. Any U.S. holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. Different rules apply to U.S. holders who use the accrual method of tax accounting. Each U.S. holder should consult its tax adviser regarding the U.S. federal income tax consequences of receiving, owing, and disposing of foreign currency.

Foreign Tax Credit

        A U.S. holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions on our Common Shares. A U.S. holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. holder elects to do so with respect to all foreign taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. holder should consult its tax adviser regarding the application of those rules and the manner of computing the allowable amount of, and limitations on, U.S. foreign tax credits.

Passive Foreign Investment Company Rules

        Special U.S. federal income tax rules apply to U.S. persons owning shares of a "passive foreign investment company" ("PFIC"). In general, a non-U.S. corporation such as our company will be classified as a PFIC in a particular taxable year if either: (i) 75 percent or more of the corporation's gross income for the taxable year is passive income, or (ii) 50 percent or more of the value of the corporation's assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, "passive income" generally includes interest, dividends, rents, royalties and certain gains. If we were to be treated as a PFIC for any year, U.S. holders may be subject to adverse tax consequences upon a sale, exchange, or other disposition of the Common Shares, or upon the receipt of certain "excess distributions" in respect of the Common Shares. Dividends paid by a PFIC are not eligible for treatment as qualified dividend income. Further adverse tax consequences could result if we were to be treated as a PFIC and any of our subsidiaries were also treated as PFICs.

        We believe that we have not been a PFIC with respect to any prior taxable year and we do not anticipate becoming a PFIC for the current, or any subsequent, taxable year. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such status is not determinable until after the end of each such taxable year. Further, the determination of PFIC status is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S.

federal income tax purposes as our market capitalization changes. Accordingly, we cannot assure U.S. holders that the IRS will not challenge our determination concerning our PFIC status or that we are not, or will not become, a PFIC. If we determine that we are a PFIC, we will attempt to notify U.S. holders, although there can be no assurance that we will be able to do so in a timely and complete manner. Certain elections may be available to U.S. holders of our Common Shares that may mitigate some of the adverse consequences that could result if we were to be treated as a PFIC. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their investments in Common Shares and whether to make an election or protective election.

Information Reporting and Backup Withholding

        Except in the case of corporations or other exempt holders, dividends paid to a U.S. holder on Common Shares, and proceeds received by a U.S. holder from the sale or other taxable disposition of Common Shares, may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred and that the U.S. holder is not otherwise subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely furnished to the IRS.

Required Disclosure with Respect to Foreign Financial Assets

        Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to our Common Shares, subject to certain exceptions (including an exception for our Common Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold our Common Shares. Such U.S. holders should consult their tax advisers regarding information reporting requirements relating to their ownership of our Common Shares.

        The preceding discussion is not tax advice. Each prospective investor should consult the prospective investor's tax adviser regarding the particular U.S. federal, state and local and non-U.S. tax consequences of holding and disposing of our Common Shares, including the consequences of any proposed change in applicable laws.

Canada

Eligibility for Investment

        On the date of issue, provided the Common Shares are listed at that time on a designated stock exchange (which includes the TSX), the Offered Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (the "Tax Act") for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan ("RESP"), a deferred profit sharing plan, a registered disability savings plan ("RDSP") and a tax-free savings account ("TFSA").

        Notwithstanding the foregoing, if the Common Shares are a "prohibited investment" for a particular TFSA, RRSP, RRIF, RDSP or RESP, the holder of such TFSA or RDSP, the annuitant of such RRSP or RRIF, or the subscriber of such RESP, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Common Shares will generally not be a prohibited investment for a TFSA, RRSP, RRIF, RDSP or RESP provided the holder or annuitant thereof, as the case may be, (i) deals at arm's length with Descartes, for purposes of the Tax Act and (ii) does not have a "significant interest" (as defined in the Tax Act) in Descartes. Generally, a holder, annuitant or subscriber will have a significant interest in Descartes if the holder, annuitant or subscriber and/or persons or partnerships not dealing at arm's length with the holder, annuitant or subscriber own directly or indirectly 10% or more of the issued shares of any class of the capital stock of Descartes or any corporation related to Descartes within the meaning of the Tax Act. In addition, Common Shares will generally not be a "prohibited investment" if the Common Shares are "excluded property" (as defined in the Tax Act) for trusts governed by a TFSA, RRSP, RRIF, RDSP or RESP. Prospective purchasers who intend to hold Common Shares in a TFSA, RRSP, RRIF, RDSP or RESP are advised to consult their personal tax advisors regarding the "prohibited investment" rules having regard to their own particular circumstances.

Non-Residents of Canada

        The following is a summary of the principal Canadian federal income tax considerations generally applicable to investors who acquire as beneficial owner Common Shares pursuant to this Offering and who at all relevant times for purposes of the Tax Act , are not and are not deemed to be resident in Canada, deal at arm's length with Descartes, are not affiliated with Descartes, hold the Common Shares as capital property and do not and will not use or hold, and are not and will not be deemed to use or hold, such Common Shares in carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on an insurance business in Canada and elsewhere.

        This summary is based upon the facts set out in the Prospectus, the current provisions of the Tax Act and the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") made publicly available in writing prior to the date hereof. This summary also takes into account specific proposals to amend the Tax Act announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (the "Proposed Amendments") and assumes that the Proposed Amendments will be enacted as proposed. No assurances can be given that the Proposed Amendments will become law.

        This summary is not exhaustive of all possible federal income tax considerations and does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, governmental or judicial action, other than the Proposed Amendments. This summary does not deal with foreign, provincial or territorial income tax considerations, which may differ from the Canadian federal income tax considerations described below. This summary does not address the deductibility of interest on any funds borrowed by an investor to purchase Common Shares.

        This summary is of a general nature only and does not constitute legal or tax advice to any particular investor. Investors are advised to consult their own tax advisors with respect to their individual circumstances.

Disposition of Common Shares

        A Non-Resident Shareholder that disposes of Common Shares (other than to Descartes) generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Common Shares, unless the Common Share is or is deemed to be "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention or treaty between Canada and the country in which the Non-Resident Shareholder is resident.

        Generally, and provided that a particular Common Share is listed on a designated stock exchange (as defined in the Tax Act) at the time of disposition, which currently includes the TSX, such Common Share owned by a Non-Resident Shareholder will not be taxable Canadian property of the Non-Resident Shareholder at the time of disposition unless, at any time during the 60-month period immediately preceding the date of disposition of such Common Share (i) 25% or more of the issued shares of any class of Descartes' shares was owned by or belonged to one or any combination of (x) the Non-Resident Shareholder, (y) persons with whom the Non-Resident Shareholder did not deal at arm's length (for purposes of the Tax Act), and (z) partnerships in which the Non-Resident Shareholder or a person described in (y) holds a membership interest directly or indirectly through one or more partnerships, and (ii) the particular Common Share derived more than 50 percent of its value directly or indirectly from one or any combination of real or immovable property situated in Canada, "timber resource property" (within the meaning of the Tax Act), "Canadian resource property" (within the meaning of the Tax Act), or options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. It is not expected that the Common Shares will be "taxable Canadian property" based on the foregoing. However, a Common Share owned by a Non-Resident Shareholder may be deemed to be taxable Canadian property to the Non-Resident Shareholder if such Common Share was acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property. Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult with their own tax advisors.

Dividends

        Dividends paid or credited or deemed to be paid or credited to a Non-Resident Shareholder on the Common Shares generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding under an applicable income tax convention or treaty between Canada and the country in which the Non-Resident Shareholder is resident.

        For example, under the Canada-U.S. Income Tax Convention (the "Convention"), where dividends on the Common Shares are considered to be paid or derived by a Non-Resident Shareholder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

 UNDERWRITING (CONFLICTS OF INTEREST)

        Under the terms and subject to the conditions contained in an underwriting agreement dated as of June 5, 2019 between us and the Underwriters named below, for whom Barclays Capital Inc. and RBC Dominion Securities Inc. are acting as representatives, we have agreed to sell, and the Underwriters have severally agreed to purchase on or about June 10, 2019, at a price of US$35.50 per Offered Share, payable in cash to us against delivery, the number of Offered Shares indicated below:

NAME	NUMBER OF SHARES
Barclays Capital Inc.	2,100,000
RBC Dominion Securities Inc.	1,800,000
Scotia Capital (USA) Inc.	450,000
BMO Nesbitt Burns Inc.	270,000
CIBC World Markets Inc.	270,000
GMP Securities L.P.	270,000
Raymond James Ltd.	270,000
William Blair & Company, L.L.C.	270,000
Canaccord Genuity LLC	150,000
TD Securities Inc.	150,000

Total	6,000,000

        The obligations of the Underwriters under the underwriting agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to (i) trading generally being suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, Nasdaq or the TSX, (ii) the suspension of trading of our securities on Nasdaq or the TSX, (iii) any material disruption in securities settlement, payment or clearance services in the United States or Canada, (iv) any moratorium on commercial banking activities declared by federal (U.S. or Canadian), Canadian provincial or New York State authorities, or (v) any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the Underwriters' judgement, is material and adverse and which makes it impracticable or inadvisable to proceed with the offer, sale and delivery of the Offered Shares on the terms and in the manner contemplated in the Prospectus. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the underwriting agreement. However, the Underwriters are not required to take up or pay for the shares covered by the Underwriters' Over-Allotment Option. If an Underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting Underwriters may be increased.

        The Offering is being made concurrently in the United States and in each of the provinces of Canada, except Quebec, pursuant to the U.S./Canada Multijurisdictional Disclosure System (the "MJDS") implemented by the securities regulatory authorities in the United States and Canada. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker dealer affiliates or agents.

        William Blair & Company, L.L.C. is not registered to sell securities in any Canadian jurisdiction and accordingly, will only sell Offered Shares outside of Canada.

        The Underwriters are offering the Offered Shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Shares are subject to the approval of certain legal matters by their Canadian and U.S. counsel and to certain other conditions.

        The Underwriters initially propose to offer part of the Offered Shares directly to the public at the offering price listed on the cover page of this Prospectus Supplement and part to certain dealers at a price that represents a concession not in excess of US$0.69225 a share under the public offering price.

After the initial offering of the Offered Shares, the offering price and other selling terms may from time to time be varied by the representatives. In all such cases, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid to us by the Underwriters. The offering of the Offered Shares by the Underwriters is subject to receipt and acceptance and subject to the Underwriters' right to reject any order in whole or in part.

        We have granted to the Underwriters the Over-Allotment Option. The Underwriters may exercise this option solely for the purpose of covering the Underwriter's over-allocation position, if any, made in connection with the Offering. To the extent the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the Additional Shares as the number listed next to the Underwriter's name in the preceding table bears to the total number of Offered Shares listed next to the names of all Underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting fee and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.

		Total
	Per Share	No Exercise	Full Exercise
Public Offering Price	35.50	213,000,000	244,950,000
Underwriting Fee	1.15375	6,922,500	7,960,875
Proceeds, before expenses, to us	34.34625	206,077,500	236,989,125

        The terms of the Offering, including the offering price for the Offered Shares, were determined through negotiations between us and the Underwriters.

        The estimated offering expenses payable by us, exclusive of the underwriting fees and expense reimbursement to the Underwriters, are approximately US$700,000, which includes legal, accounting and printing costs and various other fees associated with the registration of the Offered Shares. We have agreed to reimburse the Underwriters for certain out-of-pocket expenses incurred by them in connection with this Offering in an amount up to US$10,000.

        We have applied to list the Offered Shares on the TSX. Listing is subject to the approval of the TSX in accordance with its applicable listing requirements. We have also filed a listing of additional shares notification form with Nasdaq.

        We have established a special black-out period, covering the period of distribution of Common Shares under the Offering (including any Additional Shares), during which our directors and executive officers are unable to trade in any of our securities. We and all of our directors and executive officers have also agreed with Barclays Capital Inc. and RBC Dominion Securities Inc. that we and they will not (subject to certain customary exceptions), during the period ending 90 days after the date of this Prospectus Supplement:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in these first two bullets is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or

  •
  in our case, file any registration statement with the U.S. Securities and Exchange Commission (the "SEC") or any prospectus with Canadian securities regulators relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.

        In particular, the restrictions described in the immediately preceding paragraph shall not apply to:

  •
  the sale of Common Shares pursuant to the underwriting agreement;

  •
  in our case, options or other equity-based awards providing holders with the right to purchase Common Shares pursuant to any stock option, stock bonus or other stock plan or arrangement in existence on the date of this Prospectus Supplement or approved by our board of directors on or prior to the date of this Prospectus Supplement;

  •
  in our case, the issuance of Common Shares upon the exercise of an option, warrant or other equity-based awards or the conversion of a security outstanding on the date of this Prospectus Supplement or otherwise duly issued under our equity compensation plans;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under applicable Canadian securities laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the lock-up period and (ii) certain other customary limitations;

  •
  in our case, issuances of Common Shares in connection with a bona fide merger, acquisition, business combination, joint venture or strategic or commercial relationship provided that no more than 5% of our issued and outstanding shares as of the date of this Prospectus Supplement may be issued pursuant to this exemption;

  •
  in our case, the issuance of rights attaching to Common Shares pursuant to our shareholder rights plan and the issuance of Common Shares pursuant to the valid exercise of rights pursuant to the plan;

  •
  in the case of our directors and executive officers, transactions relating to certain Common Shares acquired in the open market;

  •
  in the case of our directors and executive officers, transfers of shares of Common Shares or any securities convertible into Common Shares as a bona fide gift;

  •
  in the case of our directors and executive officers, distributions of Common Shares or any securities convertible into Common Shares to limited partners or shareholders of the security holder;

  •
  in the case of our directors and executive officers, transfers to any trust for the direct or indirect benefit of the security holder or the immediate family of the security holder or to a charitable trust; or

  •
  in our case, transactions pursuant to our equity swap arrangement in connection with our existing deferred share unit plan, effective June 28, 2004, as such plan may be amended or renewed from time to time.

provided that in the case of any transfer or distribution pursuant to the eighth, ninth and tenth bullets above, it shall be a condition of the transfer or distribution that each transferee, donee or distributee shall sign and deliver a copy of the lock-up agreement and no filing under Section 16(a) of the Exchange Act or applicable Canadian securities laws reporting a reduction in beneficial ownership of Common Shares shall be required or shall be made voluntarily during the restricted period. Barclays Capital Inc. in its sole discretion, may release the Common Shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

        Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about June 10, 2019, or such other date as we and the Underwriters may agree, but in any event no later than June 17, 2019. The Offered Shares will be issued in the form of one or more global certificates registered in the name of The Depository Trust Company ("DTC"), New York, New York, or its nominee. We refer to this form as "book-entry" settlement. DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Offered Shares. The participant will then keep a record of its clients who purchased the Offered Shares. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another. We will treat DTC's nominee as the owner of the Offered Shares for all purposes.

        Under book-entry settlement, we will not issue certificates to individual holders of the Offered shares. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants, including CDS Clearing and Depository Services Inc. If an individual holder wants to obtain a physical certificate, the individual holder would request the same through its broker/investment firm and the securities are withdrawn from the amount credited on our books and records to the nominee of DTC and re-registered into the investor's name, which in many cases, will cost the individual holder a fee.

        In order to facilitate this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriters under the Over-Allotment Option. The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of shares compared to the price available under the underwriter's Over-Allotment Option. The Underwriters may also sell shares in excess of the Over-Allotment Option, creating a naked short position. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in this Offering. As an additional means of facilitating this offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. The Underwriters may also impose a penalty bid. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Underwriters repurchase shares originally sold by that syndicate member in order to cover short positions or make stabilizing purchases. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

        The Underwriters may not, throughout the period of distribution, bid for or purchase our Common Shares. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

        We, and the several Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended and applicable Canadian securities laws.

        The Prospectus Supplement in electronic format may be made available on websites maintained by one or more Underwriters, or selling group members, if any, participating in this Offering. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make Internet distributions on the same basis as other allocations.

        In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise). The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

FINRA Conflicts of Interest

        Affiliates of RBC Dominion Securities Inc., Scotia Capital (USA) Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc., Underwriters in this Offering, will each receive at least 5% of the net proceeds of this Offering in connection with the repayment of outstanding indebtedness under our Credit Facility and, therefore, this Offering is subject to FINRA Rule 5121. See "Use of Proceeds." Pursuant to Rule 5121, a "qualified independent underwriter" is not required for this Offering because the securities offered have a "bona fide public market," as defined in Rule 5121. Any Underwriter with a conflict of interest will not confirm sales of securities to any account over which they exercise discretionary authority without the prior written approval of the customer.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area, an offer of Common Shares described in this Prospectus Supplement may not be made to the public in that relevant member state and may only be offered:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Common Shares shall require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of Common Shares described in this Prospectus Supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of Common Shares to the public" in relation to the Common Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the expression may be varied in that member state by any measure implementing the Prospective Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (as amended or superseded) and includes any relevant implementing measure in each relevant member state.

        The Company has not authorized and does not authorize the making of any offer of Common Shares through any financial intermediary on its behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares on behalf of the Company or the Underwriters.

Notice to Prospective Investors in the United Kingdom

        The Common Shares are being offered only in circumstances that comply and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done in relation to such offer in, from or otherwise involving the United Kingdom; and any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) will only be communicated or caused to be communicated in connection with the issue or sale of the Common Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company. This Prospectus Supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and Section 86(7) of FSMA, as amended, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

RELATIONSHIP BETWEEN DESCARTES AND THE UNDERWRITERS

        Each of RBC Capital Markets, Scotia, BMO and CIBC Capital Markets is directly or indirectly, a wholly-owned subsidiary or an affiliate of a Canadian chartered bank that has provided to us a US$350 million revolving operating credit facility. Consequently, we may be considered a "connected issuer" of RBC Capital Markets, Scotia, BMO and CIBC Capital Markets under applicable Canadian securities laws. As at April 30, 2019, approximately $242.7 million was drawn down under Credit Facility. We are in material compliance with the terms of the agreement governing the Credit Facility. The Lenders have not waived any material breach of the agreement governing the Credit Facility since its execution. The Credit Facility is secured by a first charge over substantially all of our assets. Our financial position has remained materially unchanged since entering into the agreement governing the Credit Facility. The value of certain of the security underlying the agreement governing the Credit Facility may fluctuate from time to time based on various factors, including changes in the market price, ongoing operations and business prospects of our investees.

        The decision to issue the Offered Shares and the determination of the terms of the Offering were made through negotiation between us and the Underwriters. The Lenders did not have any involvement in such decision or determination although such Lenders may be advised of the Offering and the terms thereof. As a consequence of the Offering, each of such Underwriters will receive its proportionate share of the Underwriters' fee. Proceeds from the sale of Offered Shares will, among other things, be used to reduce indebtedness which we have with the Lenders. See "Use of Proceeds".

LEGAL MATTERS

        Certain legal matters in connection with the Common Shares offered hereby will be passed upon on behalf of us by Blake, Cassels & Graydon LLP with respect to matters of Canadian law and Morgan, Lewis & Bockius LLP with respect to matters of U.S. law, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP with respect to matters of Canadian law and by Skadden, Arps, Slate, Meagher & Flom LLP with respect to matters of U.S. law.

AUDITORS

        KPMG LLP, as auditors of Descartes, has confirmed to us that they are independent with respect to Descartes within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Descartes under all relevant U.S. professional and regulatory standards.

        PricewaterhouseCoopers LLP has audited the combined financial statements of Visual Compliance as of April 30, 2018 together with the notes thereto and the independent auditor's report thereon dated November 12, 2018, which are included in the business acquisition report incorporated by reference in the Base Shelf Prospectus for purposes of the Offering. PricewaterhouseCoopers LLP have confirmed that they were independent of Visual Compliance throughout the period covered by the financial statements of Visual Compliance for which they reported within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

DOCUMENTS INCORPORATED BY REFERENCE

        As of the date hereof, the following documents filed with, or furnished to, the SEC in the United States and filed with the securities commissions or similar authorities in each of the provinces of

Canada are specifically incorporated by reference in the Base Shelf Prospectus for the purposes of the Offering and form an integral part of the Prospectus:

  (a)
  our annual information form dated April 22, 2019 for the fiscal year ended January 31, 2019, filed with Canadian securities regulators on April 22, 2019 and with the SEC as Exhibit 99.1 to our Form 40-F on April 22, 2019;

  (b)
  our audited consolidated financial statements as at January 31, 2019 and January 31, 2018 and for the fiscal years ended January 31, 2019, January 31, 2018 and January 31, 2017 together with the notes thereto and the reports of the auditors thereon, contained in our Annual Report to Shareholders for the year ended January 31, 2019, filed with Canadian securities regulators on March 6, 2019 and with the SEC as Exhibit 99.2 to our Form 6-K on March 8, 2019;

  (c)
  our management's discussion and analysis for the fiscal year ended January 31, 2019 contained in our Annual Report to Shareholders for the year ended January 31, 2019, filed with Canadian securities regulators on March 6, 2019 and with the SEC as Exhibit 99.2 to our Form 6-K on March 8, 2019;

  (d)
  our unaudited interim consolidated financial statements as at and for the three months ended April 30, 2019 and April 30, 2018, together with the notes thereto, contained in our Quarterly Report to Shareholders for the quarter ended April 30, 2019, filed with Canadian securities regulators on May 29, 2019 and with the SEC as Exhibit 99.1 to our Form 6-K on May 30, 2019;

  (e)
  our interim management's discussion and analysis for the three months ended April 30, 2019, contained in our Quarterly Report to Shareholders for the quarter ended April 30, 2019, filed with Canadian securities regulators on May 29, 2019 and with the SEC as Exhibit 99.1 to our Form 6-K on May 30, 2019;

  (f)
  our material change report dated February 7, 2019 in respect of the acquisition of Visual Compliance and amendment to the Credit Facility, filed with Canadian securities regulators on February 7, 2019 and with the SEC as Exhibit 99.1 to our Form 6-K on February 11, 2019;

  (g)
  our business acquisition report dated April 29, 2019 in respect of the acquisition of Visual Compliance, filed with Canadian securities regulators on April 29, 2019 and with the SEC as Exhibit 99.1 to our Form 6-K on April 30, 2019; and

  (h)
  our management information circular dated April 30, 2019 with respect to the annual meeting of shareholders of Descartes held on May 30, 2019, filed with Canadian securities regulators on May 3, 2019 and with the SEC as Exhibit 99.1 to our Form 6-K on May 3, 2019.

        All documents of the type described in Section 11.1(1) of Form 44-101F1—Short Form Prospectus to National Instrument 44-101—Short Form Prospectus Distributions, if filed by us with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of the Offered Shares, shall be deemed to be incorporated by reference in the Base Shelf Prospectus for the purposes of the Offering. In addition, to the extent that any document or information incorporated by reference into the Base Shelf Prospectus for the purposes of the Offering is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. In addition, we may incorporate by reference into the Prospectus for the purposes of the Offering, or the registration statement of which the Prospectus Supplement forms a part, other information from documents that we will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S.

Securities Exchange Act of 1934, as amended (the "Exchange Act"), and/or file with the securities commissions or similar authorities in each of the provinces of Canada on SEDAR, if and to the extent expressly provided therein.

        Any "template version" of any "marketing materials" (as such terms are defined in NI 41-101) filed after the date of this Prospectus Supplement and prior to the termination of the distribution of the Offered Shares is deemed to be incorporated by reference into the Base Shelf Prospectus for the purposes of the Offering.

        This Prospectus Supplement will be delivered, together with the accompanying Base Shelf Prospectus, to purchasers of the Offered Shares and will be deemed to be incorporated into the Base Shelf Prospectus for the purposes of securities legislation as of the date of this Prospectus Supplement, but only for the purposes of the Offering.

        Any statement contained herein, including any document (or part of a document) incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of the Offering, to the extent that a statement contained herein or in any other currently or subsequently filed document (or part of a document) that is later dated and also is or is deemed to be incorporated by reference into the Base Shelf Prospectus for the purposes of the Offering modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

        Except for the documents specifically incorporated by reference into the Base Shelf Prospectus for purposes of the Offering, information contained on our website is not incorporated by reference into the Base Shelf Prospectus and should not be considered to be a part of the Prospectus.

WHERE TO FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-10 relating to the Offered Shares and our other securities. This Prospectus Supplement and the accompanying Base Shelf Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

        We file annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under the MJDS, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and major shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedar.com. You may read and download the documents that we have filed on the Electronic Data-Gathering, Analysis and Retrieval website at www.sec.gov/edgar.shtml. Our website is https://www.descartes.com. The information contained on, or that can be accessed through, our website is not a part of this Prospectus Supplement, and you should not consider any information on, or accessible through, our website as part of this Prospectus Supplement. We have included our website address in this Prospectus Supplement solely as an inactive textual reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement; (ii) the consents of KPMG LLP and PricewaterhouseCoopers LLP; (iii) the powers of attorney from certain directors and officers of Descartes; and (iv) the Underwriting Agreement described under the heading "Underwriting (Conflicts of Interest)" in this Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time a registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus has been filed under legislation in all provinces of Canada, other than Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this prospectus from documents filed with the United States Securities and Exchange Commission and with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Descartes Systems Group Inc. at 120 Randall Drive, Waterloo, Ontario, N2V 1C6, telephone (519) 746-8110 and are also available electronically at www.sec.gov/edgar.shtml or www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	June 6, 2018

THE DESCARTES SYSTEMS GROUP INC.

US$750,000,000

Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Warrants
Units

        The Descartes Systems Group Inc. ("Descartes", "we", "us", "our" or the "Company") may from time to time offer and issue the following securities: (i) common shares (the "Common Shares"); (ii) preferred shares (the "Preferred Shares"); (iii) senior or subordinated unsecured debt securities (collectively, the "Debt Securities"); (iv) subscription receipts (the "Subscription Receipts"); (v) warrants (the "Warrants"); and (vi) securities comprised of more than one of the Common Shares,

Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (the "Units"). The Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements (each a "Prospectus Supplement") to be incorporated by reference in this short form base shelf prospectus (the "Prospectus") for the purpose of such offering. Certain current or future holders of Common Shares ("Selling Securityholders") may also offer and sell Common Shares pursuant to this Prospectus.

        All shelf information not included in this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The aggregate initial offering price of Securities (or the United States dollar equivalent thereof at the time of issuance of any Securities that are denominated in another currency or currency unit) that may be sold pursuant to this Prospectus during the 25-month period that this Prospectus, including any amendments hereto, remains valid is limited to US$750,000,000.

        The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (A) in the case of Common Shares, (i) the person offering the shares (the Company and/or the Selling Securityholder(s)); (ii) the number of Common Shares offered; (iii) the offering price (in the event that the offering is a fixed price distribution); (iv) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); and (v) any other material specific terms; (B) in the case of Preferred Shares, (i) the offering price of the Preferred Shares (in the event that the offering is a fixed price distribution); (ii) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); (iii) the title and designation of number of shares of the series of Preferred Shares; (iv) the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate; (v) any conversion or exchange features or rights; (vi) whether the Preferred Shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights; (vii) any liquidation rights; (viii) any sinking fund provisions; (ix) any voting rights; (x) whether the Preferred Shares will be issued in fully registered or "book-entry only" form; (xi) any other rights, privileges, restrictions and conditions attaching to the Preferred Shares; (xii) any risk factors associated with the Preferred Shares; (xiii) whether the Preferred Shares will be listed on any securities exchange; and (xiv) any other material specific terms; (C) in the case of Debt Securities, (i) the designation, aggregate principal amount and authorized denominations of the Debt Securities; (ii) the percentage of the principal amount at which the Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature; (iv) the rate or rates per annum at which the Debt Securities will bear interest (if any), or the method of determination of such rates (if any); (v) the dates on which such interest will be payable and the record dates for such payments; (vi) the Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued; (vii) any redemption term or terms under which the Debt Securities may be defeased; (viii) whether the Debt Securities are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (ix) any exchange or conversion terms; (x) any sinking or purchase fund provisions; (xi) any risk factors associated with the Debt Securities; (xii) whether the Debt Securities will be listed on any securities exchange; and (xiii) any other material specific terms; (D) in the case of Subscription Receipts, (i) the number of Subscription Receipts; (ii) the price at which the Subscription Receipts will be offered and whether the price is payable in instalments; (iii) conditions to the exchange of Subscription Receipts for Securities or other securities and the consequences of such conditions not being satisfied; (iv) the procedures for the exchange of the Subscription Receipts for Securities or other securities; (v) the number of underlying Securities or other securities that may be exchanged upon exercise of each Subscription Receipt; (vi) the dates or periods during which the Subscription Receipts may be exchanged for Securities or other securities; (vii) whether the Subscription Receipts and underlying Securities or other securities will be listed on any securities exchange; (viii) whether the Subscription Receipts and underlying Securities or other securities will be issued in fully registered or "book-entry only" form; (ix) any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; (x) any risk factors associated with the Subscription Receipts and underlying Securities or other securities; and (xi) any other material specific terms; (E) in the case of Warrants, (i) the designation of the Warrants; (ii) the aggregate number of Warrants offered and the offering price; (iii) the quantity and terms of the Securities or other securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable; (vi) any minimum or maximum number of Warrants that may be exercised at any one time; (vii) whether the Warrants will be listed on any securities exchange; (viii) any terms, procedures and limitations relating to the transferability or exercise of the Warrants; (ix) whether the Warrants will be issued in fully registered or "book-entry only" form; (x) any other rights, privileges, restrictions and conditions attaching to the Warrants; (xi) any risk factors associated with the Warrants; and (xii) any other material specific terms; and (F) in the case of Units, (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units; (iii) whether the Units will be issued in fully registered or "book-entry only" form; (iv) any risk factors associated with the Units; (v) whether the Units and the Securities comprising the Units will be listed on any securities exchange; and (vi) any other material specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

        This Prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance debt securities, including debt securities convertible into other Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates.

        The outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the stock symbol "DSG" and listed on the NASDAQ Stock Market ("NASDAQ") under the symbol "DSGX". On June 5, 2018, the last reported sales price of our Common Shares on the TSX was C$39.74 per Common Share and on NASDAQ was US$30.55 per Common Share. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell any Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors" as well as the "Risk Factors" section of the applicable Prospectus Supplement.

        The Securities may be sold to or through underwriters or dealers purchasing as principals, by the Company or, in the case of Common Shares, by the Company and/or the Selling Securityholders or to one or more purchasers, directly pursuant to applicable statutory exemptions or through agents designated by the Company and/or the Selling Securityholders, as the case may be, from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. See "Plan of Distribution". Each Prospectus Supplement will identify the person offering Securities (the Company and/or, in the case of Common Shares, the Selling Securityholders) and each underwriter, dealer or agent engaged in connection with the offering and sale of those Securities to which the Prospectus Supplement relates, and will also set forth the method of distribution and the terms of the offering of such Securities including the net proceeds to the Company or, in the case of Common Shares, to the Company and/or the Selling Securityholders, as the case may be, and, to the extent applicable, any fees, discounts or other compensation payable to the underwriters, dealers or agents. Unless otherwise specified in a Prospectus Supplement, the offerings are subject to approval of certain legal matters by Blake, Cassels & Graydon LLP and Morgan, Lewis & Bockius LLP on behalf of the Company and/or the Selling Securityholders.

        In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities offered at levels other than those which might otherwise prevail on the open market. These transactions may be commenced, interrupted or discontinued at any time. See "Plan of Distribution".

        Descartes' head office and registered office is located at 120 Randall Drive, Waterloo, Ontario, N2V 1C6.

        We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States ("U.S."), to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

        The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Accordingly, the presentation of consolidated financial statements may vary in a material way from consolidated financial statements prepared in accordance with International Financial Reporting Standards.

        You should be aware that the acquisition of the Securities described herein may have tax consequences both in the U.S. and in Canada. Such tax consequences for investors who are residents in, or citizens of, the U.S. may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement; however, this Prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences, and you should consult your tax adviser prior to making any investment in the Securities.

        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in this Prospectus may be residents of Canada and that all or a substantial portion of our assets and the assets of such persons are located outside the U.S.

        Mr. David I. Beatson, Mr. Dennis Maple and Mr. John J. Walker, three of the Company's directors, as well as Edward J. Ryan, the Chief Executive Officer and a director of the Company, reside outside of Canada and each has appointed The Descartes Systems Group Inc., 120 Randall Drive, Waterloo, Ontario, N2V 1C6, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process. See "Service of Process and Enforceability of Civil Liabilities".

        No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

        Since the terms of a series of Debt Securities may differ from the general information provided in this Prospectus, in all cases an investor should rely on the information in the applicable Prospectus Supplement where it differs from information in this Prospectus.

        Except as noted, all dollar amounts are expressed in U.S. Dollars. All references to "US$" or "$" are to U.S. Dollars and all references to "C$" are to Canadian Dollars.

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

        Certain statements made in this Prospectus, including the documents incorporated by reference herein, contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this Prospectus, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this Prospectus, including the documents incorporated by reference herein, include, but are not limited to: statements relating to business trends; the basis for any future growth and for our financial performance; the changing regulatory environment and its impact on our business; seasonality of our business; potential loss of recurring revenues; research and development and related expenditures; product and solution developments, enhancements and releases and the timing thereof; our building, development and consolidation of our network infrastructure; competition and changes in the competitive landscape; our management and protection of intellectual property and other proprietary rights; foreign sales and exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; potential legal proceedings; provisions of any Trust Indenture (as defined herein) or Debt Securities; and the creation and issuance of Preferred Shares.

        The forward-looking statements contained herein are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; our continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide us with access to capital; our continued ability to identify and source attractive and executable business combination opportunities; and our continued compliance with third party intellectual property rights. While management believes these assumptions to have been reasonable on the date of the forward-looking statements, they may prove to be inaccurate.

        Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors, some of which are beyond Descartes' control, which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Prospectus, including the documents incorporated by reference herein, include, but are not limited to: difficulties identifying, successfully integrating or maintaining or growing acquired businesses; failure to identify certain risks in connection with investments in acquisitions and other business initiatives; general global economic conditions which may affect our results of operations and financial condition; our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products and we may be unable to attract new customers; we may be unable to continue to innovate and to create new solutions and enhancements to our existing products; we may not remain competitive, and competition may increase; alternative sources for trade data may emerge or there may be increased adoption of such alternative sources; changes in the value of the U.S. dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial conditions; system or network failures or information security breaches in connection with our services and products, and those of third parties on which we rely, could reduce our sales, impair our reputations, increase costs or result in liability claims, and seriously harm our business; failure to attract and retain key personnel would adversely affect our ability to develop and effectively manage our business; changes in government filing requirements for global trade may adversely impact our business; disruptions in the movement of freight could negatively affect our revenues; we have a substantial accumulated deficit and a history of losses and may incur losses in the future; our Common Share price has in the past been volatile and may also be volatile in the future; the fact that the market for Securities may be volatile and subject to wide fluctuations in response to numerous factors; we may need additional capital in the future and may be unable to obtain it or to obtain it on favorable terms; as we increase our international operations, we increase our exposure to international business risks; and there is currently no trading market for any Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units that may be offered pursuant to this Prospectus.

        This is not an exhaustive list of the factors that may affect any of the Company's forward-looking statements. Some of these and other factors are discussed in more detail in the section entitled "Certain Factors That May Affect Future Results" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our 2018 Annual Report (as defined herein) and management's discussion and analysis of the Company for the three months ended April 30, 2018. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. Further information regarding these and other risk factors is included in the Company's public filings with provincial securities regulatory authorities which can be found on the System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com and with the United States Securities and Exchange Commission (the "SEC") which can be found on the Electronic Data-Gathering, Analysis and Retrieval ("EDGAR") website at www.sec.gov/edgar.shtml.

        The forward-looking statements contained in this Prospectus represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this Prospectus are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although Descartes believes that the expectations reflected in the forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such expectations will prove to be correct. Descartes cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the SEC in the U.S. and with the securities commissions or similar authorities in each of the provinces of Canada, as applicable, are specifically incorporated by reference into and form an integral part of this Prospectus:

  (a)
  the Company's annual information form dated April 30, 2018 for the year ended January 31, 2018, filed with Canadian securities regulators on April 30, 2018 and with the SEC as Exhibit 99.1 to the Company's Form 40-F filed on April 30, 2018;

  (b)
  the audited consolidated financial statements of the Company as at and for the year ended January 31, 2018 and the reports of the auditors thereon, filed with Canadian securities regulators on March 5, 2018 and with the SEC as Exhibit 99.2 to the Company's Form 40-F filed on April 30, 2018;

  (c)
  management's discussion and analysis of the Company for the year ended January 31, 2018 contained in Descartes' Annual Report to the Shareholders for the year ended January 31, 2018 (the "2018 Annual Report"), filed with Canadian securities regulators on March 5, 2018 and with the SEC as Exhibit 99.2 to the Company's Form 40-F filed on April 30, 2018;

  (d)
  the management information circular dated May 1, 2018 with respect to the annual meeting of shareholders of the Company held on May 31, 2018, filed with Canadian securities regulators on May 4, 2018 and with the SEC as Exhibit 99.1 to the Company's Form 6-K furnished on May 4, 2018;

  (e)
  the unaudited condensed consolidated financial statements of the Company for the three months ended April 30, 2018, filed with Canadian securities regulators on May 30, 2018 and with the SEC as Exhibit 99.1 to the Company's Form 6-K filed on May 31, 2018; and

  (f)
  management's discussion and analysis of the Company for the three months ended April 30, 2018, filed with Canadian securities regulators on May 30, 2018 and with the SEC as Exhibit 99.1 to the Company's Form 6-K filed on May 31, 2018.

        All documents of the Company of the type described in Section 11.1(1) of Form 44-101F1—Short Form Prospectus to National Instrument 44-101—Short Form Prospectus Distributions ("NI 44-101"), if filed by the Company with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus and during the term of this Prospectus, shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the registration statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, if and to the extent expressly provided therein.

        Any template version of any "marketing materials" (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

        A Prospectus Supplement containing the specific terms in respect of any Securities and the offering thereof will be delivered, together with this Prospectus, to purchasers of such Securities and will be deemed to be incorporated into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement, but only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

        Any statement contained herein, including any document (or part of a document) incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other currently or subsequently filed document (or part of a document) that is later dated and also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Upon a new interim financial report and related management's discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this

Prospectus, the previous interim financial report and related management's discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new annual financial statements and related management's discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related management's discussion and analysis of the Company and the previous interim financial report and related management's discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, notwithstanding anything herein to the contrary, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of the Company filed prior to the beginning of the Company's financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

THE DESCARTES SYSTEMS GROUP INC.

        Descartes was continued under the Canada Business Corporations Act on July 5, 2006. On July 31, 2006, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and ViaSafe Inc. On February 1, 2010, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and Scancode Systems Inc. On February 1, 2010, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and 7322267 Canada Inc. On February 1, 2012, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and 882976 Ontario Inc.

        We beneficially own, control and/or direct 100% of all voting, share or membership interests in our material subsidiaries. Our material subsidiaries, determined as at January 31, 2018, are as follows:

  •
  Descartes U.S. Holdings, Inc., a Delaware subsidiary;

  •
  Descartes Systems (USA) LLC, a Delaware subsidiary;

  •
  Macropoint, LLC, an Ohio subsidiary;

  •
  Descartes Systems (Germany) GmbH, a German subsidiary;

  •
  InterCommIT BV, a Netherlands subsidiary;

  •
  Descartes Systems (Belgium) NV, a Belgian subsidiary; and

  •
  KSD Software Norway AS, a Norwegian subsidiary.

        The Descartes Systems Group Inc.'s head office and registered office is located at 120 Randall Drive, Waterloo, Ontario, N2V 1C6 and our general corporate phone number is (519) 746-8110.

 SUMMARY DESCRIPTION OF THE BUSINESS

        We use technology and networks to simplify complex business processes. We are primarily focused on logistics and supply chain management business processes. Our solutions are predominantly cloud-based and are focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service and data solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and analyze global trade data; research and perform trade tariff and duty calculations; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution intensive companies for which logistics is either a key or a defining part of their own product or service offering, or for which our solutions can provide an opportunity to reduce costs, improve service levels, or support growth by optimizing the use of assets and information.

        Consistent with past practice and in the normal course, the Company may have outstanding non-binding letters of intent and/or conditional agreements or may otherwise be engaged in discussions with respect to possible acquisitions and/or investments which may or may not be material. However, there can be no assurance that any of these letters, agreements and/or discussions will result in an acquisition or investment and, if they do, what the final terms or timing of any acquisition or investment would be. The Company expects to continue to actively pursue acquisition and investment opportunities during the period that this Prospectus remains valid.

DESCRIPTION OF SHARE CAPITAL

        The Company's authorized share capital consists of an unlimited number of Common Shares. As of the date of this Prospectus, 76,814,800 Common Shares have been issued and are outstanding.

DESCRIPTION OF COMMON SHARES

        Each Common Share entitles the holder to: (i) one vote at all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote); (ii) receive, subject to the holders of another class of shares, any dividend declared by Descartes; and (iii) receive, subject to the rights of the holders of another class of shares, the remaining property of Descartes on the liquidation, dissolution or winding up of Descartes, whether voluntary or involuntary. Any Prospectus Supplement for Common Shares will set forth the terms and other information with respect to the Common Shares being offered thereby, including: (i) the person offering the shares (the Company and/or the Selling Securityholder(s)); (ii) the number of Common Shares offered; (iii) the offering price (in the event that the offering is a fixed price distribution); (iv) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); and (v) any other material specific terms.

DESCRIPTION OF PREFERRED SHARES

        As of the date of this Prospectus, the Company is not authorized to issue Preferred Shares in the capital of the Company and, as such, there are no Preferred Shares of the Company issued and outstanding. Any issuance of Preferred Shares by the Company would require an amendment to the Company's then-current constating documents, which amendment would require shareholder approval. In the event that such shareholder approval was obtained, the constating documents were amended by the Company's board of directors and the board of directors determined that the offering of Preferred

Shares was in the best interests of the Company, the applicable Prospectus Supplement in connection with such offering will set forth the material attributes and characteristics of the Preferred Shares, as well as: (i) the offering price of the Preferred Shares (in the event that the offering is a fixed price distribution); (ii) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); (iii) the title and designation of number of shares of the series of Preferred Shares; (iv) the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate; (v) any conversion or exchange features or rights; (vi) whether the Preferred Shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights; (vii) any liquidation rights; (viii) any sinking fund provisions; (ix) any voting rights; (x) whether the Preferred Shares will be issued in fully registered or "book-entry only" form; (xi) any other rights, privileges, restrictions and conditions attaching to the Preferred Shares; (xii) any risk factors associated with the Preferred Shares; (xiii) whether the Preferred Shares will be listed on any securities exchange; and (xiv) any other material specific terms.

DESCRIPTION OF DEBT SECURITIES

        The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered pursuant to a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to those Debt Securities, will be described in such Prospectus Supplement. The following description and any description of Debt Securities in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable indenture and, if applicable, collateral arrangements relating to such Debt Securities.

        The Debt Securities will be direct unsecured obligations of the Company. The Debt Securities will be senior or subordinated indebtedness of the Company as described in the relevant Prospectus Supplement. The senior Debt Securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of the Company. The subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the senior Debt Securities and all other senior indebtedness of the Company.

        The Debt Securities will be issued under one or more indentures between the Company and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee and one or more other trustees or co-trustees (each, a "Trustee"), as supplemented and amended from time to time (each a "Trust Indenture" and, collectively, the "Trust Indentures"). The statements made hereunder relating to any Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

        Any Prospectus Supplement for Debt Securities will set forth the terms and other information with respect to the Debt Securities being offered thereby, and may include, where applicable: (i) the designation, aggregate principal amount and authorized denominations of the Debt Securities; (ii) the percentage of the principal amount at which the Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature; (iv) the rate or rates per annum at which the Debt Securities will bear interest (if any), or the method of determination of such rates (if any); (v) the dates on which such interest will be payable and the record dates for such payments; (vi) the Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued; (vii) any redemption term or terms under which the Debt Securities may be defeased; (viii) whether the Debt Securities are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (ix) any exchange or conversion terms; (x) any sinking or purchase fund provisions; (xi) any risk factors associated with the Debt Securities; (xii) whether the Debt Securities will be listed on any securities exchange; and (xiii) any other material specific terms.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts that may be exchanged by the holders thereof for Securities or other securities upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in such Prospectus Supplement. The following description and any description of Subscription Receipts in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable subscription receipt agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Subscription Receipts.

        The Subscription Receipts will be issued under one or more subscription receipt agreements.

        Any Prospectus Supplement for Subscription Receipts will contain the terms and conditions and other information with respect to the Subscription Receipts being offered thereby, and may include, where applicable: (i) the number of Subscription Receipts; (ii) the price at which the Subscription Receipts will be offered and whether the price is payable in instalments; (iii) conditions to the exchange of Subscription Receipts for Securities or other securities and the consequences of such conditions not being satisfied; (iv) the procedures for the exchange of the Subscription Receipts for Securities or other securities; (v) the number of underlying Securities or other securities that may be exchanged upon exercise of each Subscription Receipt; (vi) the dates or periods during which the Subscription Receipts may be exchanged for Securities or other securities; (vii) whether the Subscription Receipts and underlying Securities or other securities will be listed on any securities exchange; (viii) whether the Subscription Receipts and underlying Securities or other securities will be issued in fully registered or "book-entry only" form; (ix) any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; (x) any risk factors associated with the Subscription Receipts and underlying Securities or other securities; and (xi) any other material specific terms.

DESCRIPTION OF WARRANTS

        The following sets forth certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Warrants, will be described in such Prospectus Supplement. The following description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant agreement and, if applicable, collateral arrangements relating to such Warrants.

        The Company may issue Warrants for the purchase of Debt Securities, Preferred Shares or Common Shares or other securities of the Company. Warrants will be issued under one or more warrant agreements between the Company and a warrant agent that the Company will name in the applicable Prospectus Supplement.

        Any Prospectus Supplement for Warrants will contain the terms and other information with respect to the Warrants being offered thereby, and may include, where applicable: (i) the designation of the Warrants; (ii) the aggregate number of Warrants offered and the offering price; (iii) the quantity and terms of the Securities or other securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable; (vi) any minimum or maximum number of Warrants that may be exercised at any one time; (vii) whether the Warrants will be listed on any securities exchange; (viii) any terms, procedures and limitations relating to the transferability or exercise of the Warrants; (ix) whether the Warrants will be issued in fully registered or "book-entry only" form; (x) any other rights, privileges, restrictions and conditions attaching to the Warrants; (xi) any risk factors associated with the Warrants; and (xii) any other material specific terms.

DESCRIPTION OF UNITS

        The following sets forth certain general terms and provisions of the Units. The particular terms and provisions of the Units offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Units, will be described in such Prospectus Supplement. The following description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement and collateral arrangements relating to such Units.

        The Company may issue Units comprised of more than one of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

        Any Prospectus Supplement for Units will contain the terms and other information with respect to the Units being offered thereby, and may include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units; (iii) whether the Units will be issued in fully registered or "book-entry only" form; (iv) any risk factors associated with the Units; (v) whether the units and the Securities comprising the Units will be listed on any securities exchange; and (vi) any other material specific terms.

EARNINGS COVERAGE RATIOS

        Earnings coverage ratios will be provided as required in the Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

        Trading prices and volume of our Securities will be provided, as required, in the Prospectus Supplement.

CAPITALIZATION

        There have been no material changes in the Company's share or loan capital on a consolidated basis since April 30, 2018, being the date on which the Company's most recently completed interim financial period ended.

 PRIOR SALES

        Prior sales of our Securities will be provided as required in the Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

        The use of proceeds of the sale of each issuance of Securities will be described in the Prospectus Supplement relating to the specific issuance of Securities. The Company will not receive any proceeds from any sale of Common Shares by Selling Securityholders.

PLAN OF DISTRIBUTION

        The Securities may be sold (i) to or through underwriters or dealers purchasing as principals, (ii) directly to one or more purchasers pursuant to applicable statutory exemptions, or (iii) through agents designated by the Company and/or the Selling Securityholders, as the case may be, from time to time The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement for any of the Securities being offered thereby will identify the person offering Securities (the Company and/or, in the case of Common Shares, the Selling Securityholders) and will set forth the method of distribution and the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to, and the portion of expenses borne by, the Company and/or the Selling Securityholders, as applicable, from such sale, any underwriting discounts and other items constituting underwriters' compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

        If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

        The Securities may also be sold (i) directly by the Company and/or, in the case of Common Shares, the Selling Securityholders at such prices and upon such terms as agreed to by the Company and/or the Selling Securityholders, as applicable, and the purchaser or (ii) through agents designated by the Company and/or the Selling Securityholders, as the case may be, from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or the Selling Securityholders, as applicable, to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

        The Company and/or the Selling Securityholders, as applicable, may agree to pay any underwriters used in the sale of Securities a commission for various services relating to the issue and sale of any Securities. Any such commission payable by the Company will be paid out of the general corporate funds of the Company. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the Selling

Securityholders to indemnification by the Company and/or the Selling Securityholders, as applicable, against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities offered at levels other than those which might otherwise prevail on the open market. These transactions may be commenced, interrupted or discontinued at any time.

SELLING SECURITYHOLDERS

        Common Shares may be sold under this Prospectus by way of secondary offering by Selling Securityholders. The Prospectus Supplement for or including any offering of Common Shares by Selling Securityholders will include the following information, to the extent required by applicable securities laws:

  •
  the names of the Selling Securityholders;

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  the number or amount of Common Shares owned, controlled or directed by each Selling Securityholder;

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  the number or amount of Common Shares being distributed for the account of each Selling Securityholder;

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  the number or amount of Common Shares to be owned by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Common Shares;

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  whether the Common Shares are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

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  the date or dates the Selling Securityholder acquired the Common Shares;

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  if the Selling Securityholder acquired any Common Shares in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the securityholder in the aggregate and on an average cost per security basis; and

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  if the Selling Securityholder is an associate or affiliate of another person or company named as a principal holder of voting securities in the Company's information circular, the material facts of the relationship.

RISK FACTORS

        Prospective investors in a particular offering of the Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering and the information incorporated by reference herein for the purposes of that offering, the risk factor listed below and risks described in the documents incorporated by reference in the Prospectus as supplemented by the Prospectus Supplement relating to that offering, including the Company's then-current annual information form, as well as the Company's then-current annual management's discussion and analysis and interim management's discussion and analysis, if applicable, to the extent incorporated by reference herein for the purposes of that particular offering of Securities.

No Market for the Securities

        There is currently no trading market for any Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units that may be offered. No assurance can be given that an active or liquid trading market for these securities will develop or be sustained. If an active or liquid market for these securities fails to develop or be sustained, the prices at which these securities trade may be adversely affected. Whether or not these securities will trade at lower prices depends on many factors, including liquidity of these securities, prevailing interest rates and the markets for similar securities, the market price of the Company's other securities, general economic conditions and the Company's financial condition, historic financial performance and future prospects.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of the acquisition, ownership and disposition of any Securities offered thereunder, including whether the payment of dividends will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the United States Internal Revenue Code).

LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement, certain legal matters in connection with offered Securities will be passed upon by Blake, Cassels & Graydon LLP with respect to matters of Canadian law and Morgan, Lewis & Bockius LLP with respect to matters of U.S. law, in each case on behalf of the Company and/or the Selling Securityholders.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The Company's external auditors are KPMG LLP, Independent Registered Public Accounting Firm, of Toronto, Ontario located at Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto ON M5H 2S5.

        The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. located at its principal offices in Toronto, Ontario.

INTEREST OF EXPERTS

        KPMG LLP, as auditors of the Company, have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

        In addition, original purchasers of convertible or exchangeable Preferred Shares, Subscription Receipts, Warrants (unless the Warrants are reasonably regarded by the Company as incidental to the applicable offering as a whole) or convertible or exchangeable Debt Securities (or Units comprised partly thereof) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible or exchangeable Preferred Share, Subscription Receipt, Warrant or the convertible or exchangeable Debt Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable security upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus.

        In an offering of convertible or exchangeable Preferred Shares, Subscription Receipts, Warrants or convertible or exchangeable Debt Securities (or Units comprised partly thereof), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which convertible or exchangeable Preferred Shares, Subscription Receipts, Warrants or convertible or exchangeable Debt Securities (or Units comprised partly thereof) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

        We are a Canadian company. Some of our directors and executive officers live outside the United States. Some of the assets of our directors and executive officers and some of our assets are located outside the United States. As a result, it may be difficult or impossible to serve process on us or on such persons in the United States or to obtain or enforce judgments obtained in U.S. courts or Canadian courts against them or us based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under U.S. federal securities laws in original actions and/or enforce claims for punitive damages.

WHERE TO FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

        We file annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedar.com. You may read and copy any document we have filed with the SEC at the SEC's public reference room in Washington D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, you may read and download some of the documents that we have filed on EDGAR at www.sec.gov/edgar.shtml.

6,000,000 Shares

THE DESCARTES SYSTEMS GROUP INC.

Common Shares

Prospectus Supplement

June 5, 2019

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